As filed with the United States Securities and Exchange Commission on January 3, 2007

Registration No. 333-135511

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 6

TO

——————

FORM SB-2

——————

REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

ValueRich, Inc.

(Name of Small Business Issuer in Its Charter)

Delaware	7380	41-2102385
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1804 N. Dixie Highway, Suite A
West Palm Beach, Florida 33407
(561) 832-8878

(Address and Telephone Number of Principal Executive
Offices and Principal Place of Business)

Joseph Visconti
Chief Executive Officer
ValueRich, Inc.
1804 N. Dixie Highway, Suite A
West Palm Beach, Florida 33407
(561) 832-8878

(Name, Address and Telephone Number

of Agent for Service)

——————

Copies to:

Hank Gracin, Esq.	Virginia K. Sourlis, Esq.
Lehman & Eilen LLP	The Sourlis Law Firm
Mission Bay Office Plaza	The Galleria
20283 State Road 7, Suite 300	2 Bridge Avenue
Boca Raton, FL 33498	Red Bank, NJ 07701
(561) 237-0804	(732) 530-9007

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If the delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Amount to Be Registered(1)		Proposed Maximum Offering Price Per Security(2)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee

Common stock, par value $.01 per share	2,300,000 Shares	(3)	$3.50	$8,050,000	$861.35
Common stock underlying the Underwriter’s Warrants	300,000 Shares		$5.60	$1,680,000	$179.76
Total	2,600,000			$9,730,000	$1,041.11

(1)

In accordance with Rule 416(a), the registrant is also registering hereunder an indeterminate number of securities that may be issued resulting from stock splits, stock dividends or similar transactions.

(2)

Estimated in accordance with Rule 457(a) of the Securities Act of 1933 solely for the purpose of computing the amount of the registration fee.

(3)

Includes up to 300,000 Shares which the underwriters have the option to purchase from us to cover over-allotments, if any. See “Underwriting.”

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the United States Securities and Exchange Commission, acting pursuant to said section 8(a), may determine.

The information contained in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is declared effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION, DATED JANUARY 3, 2007

$7,000,000

2,000,000 SHARES OF COMMON STOCK

This is our initial public offering. We are offering 2,000,000 shares of our common stock, $.01 par value per share.

Prior to this offering there has been no public market for our securities. We expect that our common stock will be listed on the American Stock Exchange (AMEX) under the symbol “VRI”. Our AMEX listing, however, is not guaranteed. The listing of our common stock on the AMEX is a condition to the offering. We are not registered as a broker-dealer under the Securities Exchange Act of 1934, as amended, nor do we assume any responsibility for information or materials made available through our services. See “Risk Factors.”

The securities offered hereby are highly speculative and involve a high degree of risk and substantial dilution. An investment in these securities should be made only by investors who can afford a loss of their entire investment. You should consider carefully the “Risk Factors” beginning on page seven of this prospectus and the matters discussed under “Dilution” on page 15 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved these securities or determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to Issuer(2)
Per Share	$3.50	$.35	$3.15
Total(3)	$7,000,000	$700,000	$6,300,000

——————

(1)

Does not include additional compensation to be received by the underwriters in the form of a non-accountable expense allowance of 3% of the gross proceeds of this offering, for an aggregate amount of $210,000 (or $241,500 if the over-allotment option described in note (3) below is exercised in full). It also does not include additional compensation in the form of a five-year warrant that we have agreed to sell to the underwriters for $.001 per warrant (the “Underwriter’s Warrant”). The Underwriter’s Warrant will consist of a warrant to purchase 300,000 shares of our common stock and will be exercisable for five years beginning one year from the date of this prospectus at $5.60 (160% of the initial offering price of the shares) and will not be callable. The common stock underlying the Underwriter’s Warrant has been registered on the registration statement of which this prospectus forms a part. In addition, we have agreed to indemnify the underwriters against certain liabilities under the Securities Act of 1933, as amended. We have also agreed to retain the underwriter’s representative as a financial consultant after this offering. See “Underwriting” for a complete description of the foregoing and certain other arrangements between us and the underwriters.

(2)

Before deducting expenses of the offering estimated at $150,000 payable by us.

(3)

We have granted the underwriters a 45-day option to purchase from us up to 300,000 additional shares on the same terms set forth above, solely to cover over-allotments, if any. If the underwriters’ over-allotment option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Issuer will be $8,050,000, $805,000 and $7,245,000 respectively.

The shares are offered by the underwriters on a “firm commitment” basis, subject to the right of the underwriters to reject any order in whole or in part. It is expected that delivery of certificates representing the shares will be made at the offices of Lane Capital Markets, LLC, Fairfield, Connecticut.

Lane Capital Markets

The date of this prospectus is                       , 2006.

TABLE OF CONTENTS

Prospectus Summary	3
Risk Factors	7
Dilution	15
Where You Can Get More Information	15
Use of Proceeds	16
Management’s Discussion and Analysis or Plan of Operations	16
Capitalization	20
Dividend Policy	20
Our Business	20
Directors and Executive Officers	25
Litigation	27
Available Information	27
Certain Relationships and Related Party Transactions	28
Executive Compensation	28
Security Ownership of Certain Beneficial Owners and Management	30
Determination of Offering Price	30
Description of Securities	31
Shares Eligible for Future Sale	31
Underwriting	32
Experts	37
Legal Matters	37
Indemnification of Directors and Officers	37
Changes in and Disagreements with Accountants	37
Financial Statements	F-1

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. It is not complete and may not contain all of the information that is important to you. To understand this offering fully, you should read the entire prospectus carefully. Investors should carefully consider the information set forth under the heading “Risk Factors.” Unless otherwise indicated, the information presented in this prospectus assumes that the underwriters’ over-allotment option will not be exercised. In this prospectus, the terms “ValueRich,” “we,” “us,” and “our” refer to ValueRich, Inc.

Our Company

ValueRich, Inc., operates various online and offline media-based properties for corporate and financial professionals. Its properties include 1) the website iValueRich.com, 2) the ValueRich Small-cap Financial Expos and 3) ValueRich magazine. There are significant risks involved in investing in our Company. See “Risk Factors” beginning on page 7 and the description of certain of such risks under the “Offering” section of this Prospectus Summary below.

IVALUERICH.COM, OUR SMALL-CAP WEB COMMUNITY

iValueRich.com is a global Internet community focused on connecting all participants of the small-cap marketplace. We intend for iValueRich.com to become a central meeting place for the small-cap community in order to assist community members in raising capital, going public, syndicating deals, finding new deals and networking with Wall Street professionals. The website includes search, network development and contact management tools, as well as announcement boards, a deal listing board and news updates to help fee-paying members network with each other more efficiently and at reduced costs. We expect our members to initiate contact with each other by posting a variety of financing opportunities such as initial public offerings, secondary public offerings, reverse mergers, private placements, private investment in public equities (PIPES) and special purpose acquisition companies (SPACS). The members of iValueRich.com have complete control over their profile pages and can set up filters to receive immediate alerts and notifications from specific community members and/or member categories. Members can elect to receive e-mail digests and alerts from iValueRich.com when specific events occur, such as when participating banks are offering or undertaking financings for public and private companies. Members will also have the ability to post articles, press releases, events, analyst reports and message board comments.

Utilizing our proprietary programming and software, subscriber-members of iValueRich.com can build and manage a network of industry contacts, maintain and publish a calendar of events, post their financing needs or services, make public documents available and showcase their products. Members will be able to make multi-media file presentations and find, manage and invite other members to join groups and projects. Every member of iValueRich.com can be searched based on a variety of criteria ranging from comprehensive financial data and industry classifications to specialties and geographic region. The robust search functions available on iValueRich.com can be used by the members to discover current financial deals and/or proposals based on specific criteria selected by the member when using the search function. A member may then choose to make direct contact with another listing member.

We expect to benefit from the interactive flow of commerce and financing queries through subscription and site membership fees for access to iValueRich.com as well as some “ala carte” fees for specific valuable research and matching services. We also intend to benefit from selling Internet advertising to reach the demographic this unique and influential business community offers. To date, we have not obtained any revenues from such subscription and site membership fees or from fees for specific research or matching services.

VALUERICH SMALL CAP FINANCIAL EXPOS

We have developed a unique large-scale expo-style financial conference model in which 70 to 100 public companies are showcased in 10’ by 10’ hard wall office-style suites to thousands of participating and attending investment bankers and buy-side professionals. We refer to our conferences as being “expos” or “expo-style” because our exhibiting companies are able to showcase and demonstrate their products and services as well as present their financial information to, and meet with, multiple investment bankers that specialize in small capitalization finance. These events include a “Bankers’ Row”– a dedicated section of the conference where exhibiting companies and the investment banks can have pre-arranged meetings to explore investment banking opportunities.

Our financial conferences offer:

•

Open attendance policy actively seeking industry-wide participation attendance;

•

Unrestricted and transparent access to public company officers on the expo floor for the entire event;

•

Access to multiple investment banks under one roof;

•

A high-energy business to business development and networking environment;

•

One page independent research report, distributed to qualified attendees in the Expo guide; and

•

Public company and investment bank tombstone ads in ValueRich magazine

We have already hosted three large-scale ValueRich Small-cap Financial Expos: one in Palm Beach, Florida on March 9, 2005 through March 12, 2005; one in New York City on September 14, 2005 and September 15, 2005 and one in Miami, Florida on March 8, 2006 and March 9, 2006. We also hosted a similar expo in Las Vegas, Nevada on October 25, 2006 and October 26, 2006. We also plan to hold smaller versions in the near future at luxury business hotels that are targeted to specific industries or geographic regions. Our goal is to host two large-scale Expos as well as at least two smaller Expos on an annual basis. No assurance can be given, however, that we will be able to sponsor any set number of expos.

VALUERICH MAGAZINE

We publish nationally the quarterly magazine known as ValueRich magazine. It is a glossy full-color magazine of approximately 120 pages that is geared toward an affluent readership of investment related professionals and corporate leaders. The magazine features articles about luxury items, exotic travel, fine dining, great entertainment, unique products and groundbreaking people and events. The magazine also includes business, industry, political and financial articles relevant to small capitalization public companies. A special section of “Company Connect” articles offers public companies the opportunity to highlight their products and clearly state their business and investment banking objectives. Companies can also place financial advertisements in the Marketplace portion of the magazine. We distribute ValueRich magazine on a complementary basis only to thousands of small-cap public company officers, and other professionals, such as investment bankers, buy-side professionals, money managers, attorneys, accountants and business consultants.

The Offering

Shares offered by us	2,000,000
Common stock outstanding before the offering as of September 30, 2006	6,492,644(1)
Common stock to be outstanding after the offering	8,492,644
Proposed American Stock Exchange symbol	“VRI”
Use of Proceeds

Increasing the number of small-cap financial expos; increasing the circulation and number of issues of ValueRich magazine; promotion of the membership-based on-line community ivaluerich.com; expenses of the planned initial public offering, and working capital.

Risk factors

There are significant risks involved in investing in our company. For a discussion of risk factors you should consider before buying our common stock, see “Risk Factors” beginning on page 7. These factors include:

• We have not registered as a broker-dealer under the Securities Exchange Act of 1934, as amended.
• We have a limited operating history.

• We published our first edition of ValueRich magazine in spring 2004, hosted our first financial expo in March 2005, and launched the website ValueRich.com in June 2006.
• We have never been profitable and incurred net losses of approximately $230,000 and $674,000 in our past two fiscal years.
• The report of our independent public accountants includes a going concern paragraph.

——————

(1)

Does not include shares issuable upon exercise of the Underwriter’s Warrants or shares contained in the over-allotment option.

In connection with consummation of the offering, we have entered into a consulting agreement pursuant to which we have agreed to retain the representative of the underwriter as a financial consultant for a period of three years at a fee of $36,000 per year, payable in full at the closing. In addition, the representative has the right to appoint a designee to our board of directors.

Summary of Financial Data

The following information is qualified by reference to, and should be read in conjunction with, the financial statements and the notes thereto and “Management’s Discussion and Analysis or Plan of Operation” contained elsewhere in this prospectus. The statements of operations data for the nine (9) months ended September 30, 2006, the years ended December 31, 2005 and 2004 and the balance sheet data as of September 30, 2006 are derived from our financial statements, which have been audited and/or reviewed by Chisholm, Bierwolf & Nilson, LLC and are included in this prospectus. Historical results are not necessarily indicative of future results.

Statement of Operations Data:
	For the Twelve Months Ended December 31,
	2005	2004

Revenues	$1,830,024	$179,111
Cost of sales	1,018,988	351,908
General and administrative expenses	979,510	470,754
Interest Income	(500)	971
Other Income (expense)	(61,572)	(30,506)
Net Loss	$(230,046)	$(674,057)
Loss per share – basic and diluted	$(0.05)	$(0.17)

	For the Nine Months Ended September 30,
	2006	2005
	(unaudited)
Revenues	$630,453	$1,831,228
Cost of sales	462,055	972,135
General and administrative expenses	1,004,903	727,776
Interest Income (expense)	8,154	(27,022)
Other Income (expense)	21,291	(500)
Net Income (Loss)	$(807,060)	$103,795
Loss per share – basic and diluted	$(0.14)	$0.02

Balance Sheet Data:
	As of September 30, 2006
	Actual	As Adjusted(1)
	(unaudited)
Cash	$1,270,289	$7,210,289
Total Current Assets	$1,577,830	$7,517,830
Total Assets	1,634,146	7,574,146
Deferred Revenue	521,610	521,610
Short-Term Debt	482,800	482,800
Total Current Liabilities	1,175,878	1,175,878
Long Term Debt	72,842	72,842
Total Stockholders’ Equity (Deficit)	385,426	6,325,426

——————

(1)

The As Adjusted numbers give effect to sale of the entire 2,000,000 shares offered in the prospectus resulting in proceeds to us of $5,940,000 net of $700,000 in underwriting discounts and commissions, the underwriter’s non-accountable expense allowance of $210,000 and $150,000 in offering costs.

RISK FACTORS

An investment in our securities is highly speculative and involves a high degree of risk. Therefore, in evaluating us and our business you should carefully consider the risks associated with investing in our common stock set forth below. You should be in a position to risk the loss of your entire investment.

We believe we are not required to register as a broker-dealer, however, if the Division of Market Regulation were to take a contrary view, we would be required to register as a broker-dealer with the Securities and Exchange Commission.

We do not believe that we are required to register as a broker-dealer under the Securities Exchange Act of 1934, as amended, since we are completely passive with respect to the facilitation, negotiation or completion of any securities transactions that may be made by members of iValueRich.com, and merely provide an electronic meeting place where participants can identify each other for the purpose of establishing direct contact and possibly negotiating their own transactions. In addition, while we believe that we fall within the parameters of the SEC’s no-action letter issued in connection with Angel Capital Electronic Network as (October 25, 1996) which involved a website that was operated by “non-profit” entities. We believe that the analysis and holding in the Angel Capital letter applies to us even though we are a “for-profit” entity. The Division of Market Regulation, however, has specifically not extended the relief sought in the Angel Capital letter to “for-profit” entities. If the Division of Market Regulation were to take a contrary view to our analysis and conclusion, we would be required to register as a broker-dealer under the Securities Exchange Act of 1934, as amended and would incur the additional expense and regulatory burden of being a registered broker-dealer.

No assurance can be given that we will not be subject to liability if persons rely on information about other companies made available through the use of our services.

Although we believe that we should not be held liable if information made available through our services about other companies, and/or relied on by persons using our services, turns out to be fraudulent or otherwise misleading, there can be no assurance given that any potential liability for any such fraudulent or otherwise misleading information would lie exclusively with the companies providing such information, and not us. If we were found to be held liable for damages resulting from any such fraudulent or otherwise misleading information, the damages could be significant. In this regard, we are not involved at any level with the preparation of the content of the information provided by our participating member companies, nor do we check, verify or confirm any of this information; but, merely organize the manner in which it is presented and make it available to be searched. All substantive information about other companies that is made available through our services is provided directly to us by the respective companies themselves. In addition, there are disclaimers in place required to be accepted by paying members in connection with gaining membership to our website which are intended to further restrict our liability for the accuracy of this information.

Because we have only recently commenced business operations, it is difficult to evaluate our prospects.

We face the risks and problems associated with businesses in their early stages in a competitive environment and have a limited operating history on which an evaluation of our prospects can be made. We were incorporated in Florida in July 2003 and then reincorporated in Delaware in March 2006. We hosted our first financial expo in March 2005, and published our first edition of ValueRich magazine in the spring of 2004. We just launched iValuerich.com in June 2006. Our prospects should be considered in light of the risks, expenses and difficulties frequently encountered in the establishment of any business in a competitive environment.

We have not been profitable in the past and may never become profitable.

During our fiscal years ended December 31, 2004 and December 31, 2005, we incurred net losses of approximately $674,000 and $230,000, respectively. Our ability to generate revenues and to become profitable depends on many factors, including the market acceptance of our products and services, our ability to control costs and our ability to implement and maintain our business strategy. There can be no assurance that we will become or remain profitable.

Based on our lack of profitability and current rate of cash consumption, we will need to raise working capital in order to implement our business plan. No assurances can be made as to our ability to raise the working capital necessary to do so.

We have not yet achieved profitability and there can be no assurance that we will become profitable. Our current usage rate of cash for the first three quarters of 2006 is approximately $200,000 per quarter. If we continue to spend cash at this rate and incur net losses, we may need additional financing to fund our planned expansion. Such planned expansion would entail raising approximately $3,000,000 in additional financing in order to increase circulation of the ValueRich magazine, increase the number times the ValueRich magazine is published from four to six annual publications, increase the number of expos we hold annually from two to four and to build, set up and run the iValueRich website. If we cannot secure additional funding in a timely manner or on acceptable terms, we may have to defer the full implementation of our business plan, which could have a material adverse effect on our business and operations.

We may not be able to continue as a going concern.

We have suffered recurring operating losses, are dependent upon financing to continue operations and have sustained negative cash flows from operations since our inception. The opinion of our independent registered accounting firm for our fiscal years ended December 31, 2004 and December 31, 2005 is qualified subject to uncertainty regarding our ability to continue as a going concern. In addition, our financial statements do not include any adjustments to asset carrying values or the classification of liabilities that might result should we be unable to continue as a going concern. See “Report of Independent Registered Public Accounting Firm” and the notes to our Financial Statements included elsewhere in this prospectus.

There is an uncertain market for our products.

We have only a limited operating history to determine the market acceptance by small capitalization companies, investment banks and buy-side professionals of our expos, magazine and internet community. No assurance can be given that a significant market for our products and services will be developed or sustained.

If we are unable to hire and retain key personnel, then we may not be able to implement our business plan.

The success and growth of our business will depend on the contributions of our Chairman, President and Chief Executive Officer, Joseph Visconti, and a small number of other key personnel, as well as our ability to attract, motivate and retain other highly qualified personnel. Competition for such personnel is intense. We do not have an employment agreement with Mr. Visconti or any of our other employees. The loss of the services of any of our key personnel, or our inability to hire or retain qualified personnel, could have a material adverse effect on our business.

If our business plan fails, our company will dissolve and investors may not receive any portion of their investment back.

If we are unable to realize profitable operations, or raise sufficient capital, our business will eventually fail. In such circumstances, it is likely that we will dissolve and, depending on our remaining assets at the time of dissolution, we may not be able to return any funds back to investors.

The holders of $125,000 of our shareholder notes and convertible notes, which are in default, have the legal right to demand the immediate payment of their notes and to enforce all legal remedies available to them, even though they have orally consented to extend the terms of their notes.

The holders of $125,000 of our shareholder notes and our convertible notes are not legally obligated to observe the terms of the oral waivers that they have given us to extend the terms of their notes. They may and can demand the immediate payment of their notes and proceed to enforce all legal remedies available to them, including the reimbursement of legal fees and interest penalties, as provided for in the notes. The notes went into default as of the end of our second quarter of fiscal year 2006. The holders of these notes have granted us oral waivers to extend our repayment obligation under these notes until the earlier of January 1, 2007 or seven (7) days following this Offering.

Shares eligible for future sale may have a substantial depressing effect on the stock price.

Upon completion of the offering, we will have outstanding an aggregate of 8,492,644 shares of common stock, which includes the 2,000,000 shares offered hereby. Upon completion of the offering, the 2,000,000 shares issued in the offering (2,300,000 shares of common stock if the over-allotment option is exercised in full) will be freely transferable without restriction under the Securities Act (excluding any shares purchased in the offering by any person who is or thereby becomes an “affiliate” of us). All of the 6,492,644 shares of common stock outstanding immediately prior to the offering were issued without registration under the Securities Act and are “restricted securities” as that term is defined in Rule 144 under the Securities Act.

We are unable to predict the effect that sales of the shares offered hereby, shares underlying the Underwriter’s Warrants, or sales under Rule 144 may have on the then prevailing market price of the shares, but such sales may have a substantial depressing effect on such market price.

All of our officers, directors and 5% or more stockholders have agreed not to, directly or indirectly, issue, agree or offer publicly to sell, grant an option for the purchase or sale of, assign, transfer, pledge, hypothecate, distribute or otherwise encumber or dispose of, any shares of the common stock or other equity securities of ours or other securities convertible into or exercisable for such shares of the common stock or other equity securities for 12 months from the date of this prospectus without the prior written consent of Lane Capital Markets LLC. Our officers, directors and 5% or more stockholders have also agreed that subsequent to the expiration of this 12 month lock-up, they will only dispose of or otherwise encumber any of their shares when the share price, adjusted for any splits, or any material change in capital structure via merger or business combination, trades above 60% of the offering price for a 20 consecutive business day period. Commencing 12 months from the date of this prospectus, should our stock trade above 60% of the offering price for a 20 consecutive business day period, all contractual lock-ups will be terminated. The lock-up expires in all cases on the first day of the third year after the date of this prospectus.

The absence of a prior public market for the shares may lead to high volatility in the stock price.

Prior to this offering there has been no public market for our common stock and there can be no assurance that an active public trading market for our common stock will develop or be sustained. The absence of an active trading market would adversely affect the liquidity of the shares and, consequently purchasers of the shares in the offering could experience substantial difficulty in selling the shares. The initial public offering price has been determined by negotiation between us and the underwriters and may not bear any relationship to the market price for the securities subsequent to the offering. See “Determination of Offering Price” and “Underwriting.” In addition, the trading price for the shares may be highly volatile and could be subject to significant fluctuations in response to variations in our quarterly operating results and other factors. In addition, the stock market is subject to price and volume fluctuations affecting the market price for public companies generally, or within broad industry groups, which fluctuations may be unrelated to the operating results or other circumstances of a particular company. Such fluctuations may adversely affect the liquidity of the shares, as well as the price that holders may achieve for the securities upon any future sale.

The underwriters’ influence on the market may affect the price and liquidity of the shares.

A significant number of shares offered hereby may be sold to customers of the underwriters. Such customers subsequently may engage in transactions for the sale or purchase of such shares through or with the underwriters. The price and liquidity of the shares may be significantly affected by the degree, if any, of the underwriters’ participation in such market. See “Underwriting.”

If we do not meet the American Stock Exchange requirements for continued listing, our common stock may be delisted and our securities may then become illiquid.

Prior to this offering, there has been no public market for our common stock. In connection with this offering, we have applied for listing of our securities on the American Stock Exchange (“AMEX”). As of the date of this prospectus, we believe we satisfy standard 2 of the AMEX listing requirements and expect that our common stock will be listed on the AMEX. Our AMEX listing, however, is not guaranteed. AMEX requires that listed companies satisfy various requirements for continued listing of their securities, including requirements relating to, among other things, corporate governance, shareholder approvals and voting, minimum trading price and shareholders’ equity. If we fail to satisfy any of the requirements for continued listing of our securities on AMEX, our securities may be delisted from AMEX.

If our securities are delisted from AMEX, they will likely be quoted in the over-the-counter market in the “pink sheets” or the OTC Bulletin Board. Consequently, an investor would find it more difficult to trade our securities. In addition, if our common stock is delisted from AMEX, it will be subject to the rules relating to “penny stocks.” These rules require brokers who sell securities subject to such rules to persons other than established customers and “institutional accredited investors” to complete certain documentation, make suitability inquiries of investors and provide investors with certain information concerning the risks of trading in the securities. Application of the penny stock rules to our securities will adversely affect the market liquidity of our securities, which may adversely affect the ability of purchasers in this offering to resell our securities.

Substantial dilution; disproportionate risk of loss.

Purchasers in the offering will bear a disproportionate portion of losses incurred by us in the future. Based on the anticipated initial public offering price of $3.50 per share, purchasers of the shares offered hereby will incur immediate dilution in the net tangible book value of $2.76 per share. Our current stockholders acquired their equity investments at an average per share cost substantially less than the initial public offering price. See “Dilution.”

The arbitrary offering price of the shares is not an indication of their value.

The initial public offering price of the shares has been determined by negotiation between us and Lane Capital Markets LLC. See “Underwriting.” Such price does not necessarily relate to our asset value, earnings, net worth, financial condition or any other established criteria of value and should not be regarded as an indication of the actual value or future market price of the common stock.

Discretion in use of proceeds designated for working capital.

We will have broad discretion with respect to the application of the net proceeds of this offering, hereby estimated to be approximately $5,940,000 ($6,853,500 if the underwriters’ over-allotment option is exercised in full) after deducting the underwriting discounts and commissions, the underwriter’s non-accountable expense allowance and the estimated expenses of the offering payable by us. While such funds are to be applied for working capital and general corporate purposes in furtherance of our business, investors will be reliant on management as to the specific application of these amounts. See “Use of Proceeds.”

The representative of the underwriters, Lane Capital Markets, LLC, has limited experience in conducting public equity offerings.

We have retained Lane Capital Markets, LLC to serve as the underwriters’ representative in our initial public offering. While John D. Lane, the Chairman and Chief Executive Officer of Lane Capital Markets, has an extensive investment banking background and experience, Lane Capital Markets, as an entity, has only co-underwritten one prior public equity offerings. The inexperience of Lane Capital Markets may deter investors from investing, which could result in lower dispersion of the shares and a less active trading market than could be achieved if we engaged a more experienced underwriters’ representative. This may result in lower demand for the shares after the offering.

We utilize third parties to provide reliable software, systems and related services.

We utilize various third parties for technology, software, systems and related services in order to provide our clients with the most comprehensive menu of publicly available business and financial information by providing historical data in chart format, daily updates and live feeds. Currently we have not entered into any agreements with any third party for technology, software, systems or related services. If for any reason one or more of these service providers becomes unable or unwilling to continue to provide services of acceptable quality, at acceptable costs and in a timely manner, our ability to deliver our product and services offering to our members could be impaired. We would have to identify and qualify substitute service providers, which could be time consuming and difficult and could result in unforeseen difficulties. Although we are confident that alternative service providers are available, we cannot assure that we will be able to obtain such services on our favorable terms as we currently receive or in a timely manner.

The operating performance of computer systems and Web servers is critical to our business and reputation.

Any system failure, including network, software or hardware failure due to a computer virus break-ins or otherwise that causes an interruption to our website could lead to reduced revenues for our business. In addition, our members depend on internet service providers, online service providers and other website operators for access to our websites. Many of them have experienced significant outages in the past, and could experience outages, delays and other difficulties due to system failures unrelated to our degraded service, number satisfaction would decrease, we would likely lose revenue and our reputation could be permanently harmed.

We may issue shares of preferred stock with greater rights than our common stock.

Our articles of incorporation authorize our board of directors to issue up to ten million shares of preferred stock in one or more series and determine the price for those shares without seeking any further approval from our stockholders. Further, under Delaware law, the board of directors may at its discretion, and without stockholder approval, set the other terms of the preferred stock. Any preferred stock that is issued may rank ahead of our common stock, in terms of dividends, liquidation rights and voting rights that could adversely affect the voting power or other rights of the holders of our common stock. In the event of issuance, the preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of our company. Such provisions could have the effect of depriving stockholders of an opportunity to sell their shares at a premium over prevailing market prices. Any delay or prevention of, or significant payments required to be made upon, a change of control transaction or changes in our board of directors or management could deter potential acquirers or prevent the completion of a transaction in which our stockholders could receive a substantial premium over the then current market price for their shares.

Intense competition could reduce our market share and harm our financial performance.

An increasing number of financial news and information sources compete for consumers’ and advertisers’ attention and spending. We expect this competition to continue to increase. We compete for advertisers, readers, staff and outside contributors with many types of companies.

Our ability to compete depends on many factors, including the originality, timeliness, comprehensiveness and trustworthiness of our content and that of our competitors, the ease of use of services developed either by us or our competitors and the effectiveness of our sales and marketing efforts.

Many of our existing competitors, as well as a number of potential new competitors, have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical and marketing resources than we do. This may allow them to devote greater resources than we can to the development and promotion of their services. These competitors may also engage in more extensive research and development, undertake more far-reaching marketing campaigns, adopt more aggressive pricing policies (including offering their financial news for free) and make more attractive offers to existing and potential employees, outside contributors, strategic partners and advertisers. Our competitors may develop content that is equal or superior to ours or that achieves greater market acceptance than ours. It is also possible that new competitors may emerge and rapidly acquire significant market share. We may not be able to compete successfully for advertisers, readers, staff or outside contributors, which could materially adversely affect our business, results of operations and financial condition. Increased competition could result in advertising price reductions, reduced margins or loss of market share, any of which could materially adversely affect our business, results of operations and financial condition.

We also compete with other web sites, television, radio and print media for a share of advertisers’ total advertising budgets. If advertisers perceive the Internet or our web site to be a limited or an ineffective advertising medium, they may be reluctant to devote a portion of their advertising budget to Internet advertising or to advertising on our web site. See “Our Business”.

Increases in paper prices or postal rates could adversely affect our operating performance.

Paper costs are a substantial component of the manufacturing expenses of our publishing business and the direct marketing expenses of our online business. The market for paper has historically been cyclical, resulting in volatility in paper prices. An increase in paper prices could materially adversely affect our operating performance unless and until we can pass any increases through to our advertisers.

The cost of postage also affects the profitability of ValueRich Magazine. An increase in postage rates could materially adversely affect our operating performance unless and until we can pass the increase through to our advertisers.

Our online operations are subject to security risks and systems failures.

Security risks.

Online security breaches could materially adversely affect our collective businesses, financial condition or results of operations. Any well-publicized compromise of security could deter use of the Internet in general or use of the Internet to conduct transactions that involve transmitting confidential information or downloading sensitive materials in particular. In offering online payment services, we may increasingly rely on technology licensed from third parties to provide the security and authentication necessary to effect secure transmission of confidential information, such as consumer credit card numbers. Advances in computer capabilities, new discoveries in the field of cryptography or other developments could compromise or breach the algorithms that we use to protect our consumers’ transaction data. In addition, experienced programmers or “hackers” may attempt to misappropriate proprietary information or cause interruptions in our services which could require us to expend significant capital and resources to protect against these problems.

Other system failures.

The uninterrupted performance of our computer systems is critical to the operations of our Internet sites. We may have to restrict access to our Internet sites to solve problems caused by computer viruses or other system failures. Our customers may become dissatisfied by any systems disruption or failure that interrupts our ability to provide our content. Repeated system failures could substantially reduce the attractiveness of our Internet site and/or interfere with commercial transactions, negatively affecting our ability to generate revenues. Our Internet sites must accommodate a high volume of traffic and deliver regularly updated content. Our sites have, on occasion, experienced slower response times and network failures. These types of occurrences in the future could cause users to perceive our web sites as not functioning properly and therefore induce them to frequent Internet sites other than ours. In addition, our customers depend on their own Internet service providers for access to our sites. Our revenues could be negatively affected by outages or other difficulties customers experience in accessing our Internet sites due to Internet service providers’ system disruptions or similar failures unrelated to our systems.

If we are unable to generate revenues from advertising and sponsorships, or if we were to lose our large advertisers or sponsors, our business would be harmed.

If companies perceive ValueRich Magazine or iValueRich.com to be a limited or ineffective advertising medium, they may be reluctant to advertise in our products or be a sponsor of our company. Our ability to generate significant advertising and sponsorship revenues depends upon several factors, including, among others, the following:

•

our ability to maintain a large, demographically attractive reader base for ValueRich Magazine or subscriber base for iValueRich.com;

•

our ability to maintain attractive advertising rates;

•

our ability to attract and retain advertisers and sponsors; and

•

our ability to provide effective advertising delivery and measurement systems.

Our advertising revenues are also dependent on the level of spending by advertisers, which is impacted by a number of factors beyond our control, including general economic conditions, changes in consumer purchasing and viewing habits and changes in the retail sales environment. Our existing competitors, as well as potential new competitors, may have significantly greater financial, technical and marketing resources than we do. These companies may be able to undertake more extensive marketing campaigns, adopt aggressive advertising pricing policies and devote substantially more resources to attracting advertising customers. During our fiscal years ended December 31, 2004 and December 31, 2005, approximately $142,580 and $273,413, respectively, of our revenues were attributable to advertising and sponsorship.

If we are unable to generate revenues from subscription and site membership fees to iValueRich.com or fees for specific research or matching services utilized by members of iValueRich.com our business would be harmed.

We expect to benefit from the interactive flow of commerce and financing queries through subscription and site membership fees for access to iValueRich.com as well as some “ala carte” fees for specific valuable research and matching services. We also intend to benefit from selling Internet advertising to reach the demographic this unique and influential business community offers. However, to date we have not obtained any such revenues and no assurance can be given that we will generate significant revenue from these sources.

The Company must be able to adapt to rapidly changing market trends and technologies in order to continue offering its clients a viable business service.

The Company’s success will depend largely upon its ability to monitor rapidly changing technologies and market trends and to adapt its publications and services to meet the evolving information needs of existing and emerging target clients. The process of internally researching and developing, launching, gaining acceptance and establishing profitability for a new publication or service, or assimilating and marketing an acquired publication or service, is inherently risky and costly. New publications typically require several years and significant investment to achieve profitability. There can be no assurance that the Company’s efforts to introduce new or assimilate acquired publications or services will be successful or profitable. In addition, the Company has invested in certain Internet services that are not yet revenue optimized. The Internet is still in the relatively early stages of development as a commercial medium, and there can be no assurance that these services will be successful or profitable. Costs related to the development of new publications and services are expensed as incurred and, accordingly, the Company’s profitability from year to year may be adversely affected by the number and timing of new product launches.

Some of the Company’s business services compete in a highly competitive market.

Certain of the business lines in which the Company is engaged are highly competitive and certain of the Company’s competitors are larger and have greater financial resources than the Company. There can be no assurance that the Company will be able to continue to compete successfully or that such competition will not have a material adverse effect on the Company’s business or financial results.

If we are unable to attract or retain qualified editorial staff and outside contributors, our business could be adversely affected.

Our future success depends substantially upon the continued efforts of our editorial staff and outside contributors to produce original, timely, comprehensive and trustworthy content. We may not be able to retain existing contributors or attract additional highly qualified writers in the future. If we lose the services of a significant number of our editorial staff and outside contributors or are unable to continue to attract additional writers with appropriate qualifications, our business, results of operations and financial condition could be materially adversely affected.

We may be exposed to liability over privacy concerns.

Despite the display of our privacy policy on our website, any penetration of our network security or misappropriation of our customers’ personal or credit card information could subject us to liability. We may be liable for claims based on unauthorized purchases with credit card information, impersonation or other similar fraud claims. Claims could also be based on other misuses of personal information, such as for unauthorized marketing purposes. These claims could result in litigation, which could divert management’s attention from the operation of our business and result in the imposition of significant damages. In addition, the Federal Trade Commission and several states have investigated the use by Internet companies of personal information. In 1998, the U.S. Congress enacted the Children’s Online Privacy Protection Act of 1998. The Federal Trade Commission recently promulgated final regulations interpreting this act. We depend upon collecting personal information from our customers and we believe that the regulations under this act will make it more difficult for us to collect personal information from some of our customers. Any failure to comply with this act may make us liable for substantial fines and other penalties. We could also incur expenses if new regulations regarding the use of personal information are introduced or if our privacy practices are investigated.

As a result of a change in our business expo model we have experienced, and may continue to experience, a significant loss in revenues.

No assurances can be given that we will be successful in implementing the change in our business expo model that has resulted in a 57% decline in our revenues or that we will not continue to suffer from declines in our revenues. The change in our business expo model involved reducing the size of our expos by approximately 25%. The decrease in the number of businesses exhibiting at our expos caused a corresponding decrease in the amount of fees we generated from hosting the expo. In addition, since exhibiting companies, expo sponsors and industry professionals that attend our expos are the largest source of our magazine advertisements, we also experienced a corresponding decrease in the amount of fees we generated from magazine advertisements. We changed our business expo model in order to create a more intimate setting that would allow for increased promoting opportunities for exhibiting companies and sponsors and to increase the frequency of our expo events.

The profitability and success of our trade shows and conferences could be adversely affected if we are unable to obtain desirable dates and locations or are unable to increase the frequency of our events.

We increasingly compete for desirable dates and venues for our expos. As this competition intensifies, we may be unable to schedule important engagements. If we are unable to obtain desirable dates and venues for events, the profitability and future success of these events could be adversely affected. In addition, we may desire to increase the frequency of our trade shows and conferences to take advantage of increasing demand in the future. If we are unable to secure additional venues with suitable exhibit space to accommodate this demand, the growth of our trade shows and conferences business could be adversely affected.

We may not be able to protect our intellectual property, and we may be liable for infringing the intellectual property of others.

Third parties may infringe or misappropriate our intellectual property, which could have a material adverse effect on our business, results of operations or financial condition. While we enter into confidentiality agreements with our material employees, guides, consultants and strategic partners, and generally control access to and distribution of our proprietary information, the steps we have taken to protect our intellectual property may not prevent misappropriation. In addition, we do not know whether we will be able to defend our proprietary rights since the validity, enforceability and scope of protection of proprietary rights in Internet-related industries is still evolving.

Third parties may assert infringement claims against us. From time to time in the ordinary course of business we expect to be subject to claims of alleged infringement of the trademarks and other intellectual property rights of third parties. These claims and any resultant litigation, should it occur, could subject us and our subsidiaries to significant liability for damages. In addition, even if we and our subsidiaries prevail, litigation could be time-consuming and expensive to defend and could result in the diversion of our time and attention. Any claims from third parties may also result in limitations on our and our subsidiaries’ ability to use the intellectual property subject to these claims unless we are able to enter into agreements with the third parties making these claims.

DILUTION

The difference between the initial public offering price per share and the pro forma net tangible book value per share of our common stock after this offering constitutes the dilution to investors in this offering. Net tangible book value per share is determined by dividing our net tangible book value, which is our total tangible assets less total liabilities, by the number of outstanding shares of our common stock. At September 30, 2006, our net tangible book value was $385,426 or approximately $0.06 per share of common stock. After giving effect to the sale of 2,000,000 shares offered hereby, and the deduction of the underwriting discounts and commissions, the underwriter’s non-accountable expense allowance and the estimated expenses of this offering, our pro forma net tangible book value at September 30, 2006 would have been $6,325,426 or $0.74 per share, representing an immediate increase in net tangible book value of $0.68 per share to the existing stockholders and an immediate dilution of $2.76 per share or 79% to new investors.

The following table illustrates the dilution to the new investors on a per-share basis:

Initial public offering price		$3.50
Net tangible book value per share before offering	$0.06
Increase in net tangible book value per share attributable to new investors	$0.68
Pro forma net tangible book value per share after offering		$0.74
Dilution to new investors		$2.76

The following table summarizes the differences between existing stockholders and new investors with respect to the number of shares of common stock purchased from ValueRich, Inc., the total cash consideration paid, and the average cash consideration per share of common stock paid, assuming all shares offered in this memorandum are sold:

	Shares Purchased at September 30, 2006		Total Consideration Received at September 30, 2006		Average Price Per Share
	Number	Percent	Amount	Percent

Existing Stockholders	6,492,644	76.45%	$2,169,982	23.66%	$0.33
New investors	2,000,000	23.55%	7,000,000	76.34%	$3.50
Total	8,492,644	100.00%	$9,169,982	100.00%

WHERE YOU CAN GET MORE INFORMATION

In accordance with the Securities Act of 1933, as amended, we filed with the Securities and Exchange Commission a registration statement on Form SB-2, of which this prospectus is a part, covering the securities in this offering. As permitted by rules and regulations of the Securities and Exchange Commission, this prospectus does not contain all of the information in the registration statement. For further information regarding both our company and the securities in this offering, we refer you to the registration statement, including all exhibits and schedules, which you may inspect without charge at the public reference facilities of the Securities and Exchange Commission’s Washington, D.C. office, 100 F Street, N.E., Washington, D.C. 20549 and on the Securities and Exchange Commission’s Internet site at http://www.sec.gov. You also may request a copy of the registration statement and these filings by writing or calling us at 1804 N. Dixie Highway, Suite A, West Palm Beach, Florida, telephone number (561) 832-8878.

We will, upon completion of the offering, be subject to the informational requirements of the Securities Exchange Act of 1934, as amended and, in accordance therewith, will file reports and other information with the Securities and Exchange Commission. Such reports and other information may be inspected and copied at the public reference facilities of the Securities and Exchange Commission at 100 F Street, N.E., Washington, D.C., 20549.

USE OF PROCEEDS

The net proceeds from the sale of 2,000,000 shares offered hereby are estimated to be approximately $5,940,000 ($6,853,500 if the underwriters’ over-allotment option is exercised in full) after deducting the underwriting discounts and commissions, the underwriter’s non-accountable expense allowance and the estimated expenses of the offering payable by us.

We intend to use the net proceeds from this offering as set forth in the following table:(1)

Use	Amount

To increase the number of small-cap financial expos	$1,000,000
To increase circulation and number of issues of ValueRich magazine	$1,000,000
To promote the membership-based on-line community ivaluerich.com	$1,000,000
Working Capital	$2,940,000

——————

(1)

Assumes no exercise of the over-allotment option.

We anticipate that, based on our current plans and assumptions relating to its operations, that the net proceeds of this offering, together with existing resources and cash generated from operations will be sufficient to satisfy our contemplated cash requirements for at least the 12 month period subsequent to the completion of the offering. There can be no assurance, however, that our cash requirements during this period will not exceed our available resources.

The allocation of the net proceeds of this offering set forth above represents our best estimates based upon our current plans and certain assumptions regarding industry and general economic conditions and our future revenues and expenditures. If any of these factors change, we may find it necessary or advisable to reallocate some of the proceeds within the above-described categories or to use a portion thereof for other purposes.

Proceeds not immediately required for the purposes described above will be invested in short-term United States government securities, short-term bank certificates of deposit, money market funds or other investment grade short-term, interest bearing instruments.

Any additional proceeds received upon exercise of the underwriters’ over-allotment option will be added to working capital. There can be no assurance that the underwriters’ over-allotment option will be exercised.

MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS

Overview and Background

We were incorporated under the laws of the state of Florida on July 11, 2003. On March 3, 2006, we reincorporated in the state of Delaware. We operate various online and offline media-based properties for corporate and financial professionals. Our properties include i) iValueRich.com, ii) ValueRich magazine and iii) the ValueRich Small-cap Financial Expo. iValueRich.com is a global online community providing a complete range of practical business solutions for all public companies and the millions of industry related businesses and professionals that seek to do business with each other. The small-cap financial expo is a unique expo-style financial conference format for small-cap public companies to showcase their products and services and have continuous access to investment bankers and buy-side professionals. ValueRich magazine is published quarterly and is a glossy full-color magazine of approximately 120 pages that is geared toward an affluent readership of investment related professionals and corporate leaders.

We have a limited operating history and are not registered as a broker-dealer under the Securities Exchange Act of 1934, as amended. See “Risk Factors.” We launched iValuerich.com in June 2006, we hosted our first financial expo in March 2005, and we published our first edition of ValueRich magazine in the spring of 2004. During our limited operating history, we have not been profitable. During our fiscal years ended December 31, 2004 and December 31, 2005, we incurred net losses of approximately $674,000 and $230,000, respectively.

Our corporate mission is to create the world’s largest community of Wall Street professionals and small-cap public company executives. To accomplish this we will use our online and offline properties, including our global Internet community, print publishing and self promoting financial events to connect the corporate and financial professionals that make up the securities industry. We seek to accomplish this through our integrated portfolio of products and services that we now provide for the small public capitalization market place.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our financials statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The only critical accounting policy is the recognition of revenue. Revenues are recognized in the period that services are provided. For revenue from product sales, we recognize revenue in accordance with Staff Accounting Bulletin No. 104, “Revenue Recognition” (“SAB104”), which superseded Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements” (“SAB101”). SAB 101 requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred; (3) the selling price is fixed and determinable; and (4) collectibility is reasonably assured. Determination of criteria (3) and (4) are based on management’s judgments regarding the fixed nature of the selling prices of the products delivered and the collectibility of those amounts. Provisions for discounts and rebates to customers, estimated returns and allowances, and other adjustments are provided for in the same period the related sales are recorded. We defer any revenue for which the product has not been delivered or is subject to refund until such time that we and the customer jointly determine that the product has been delivered or no refund will be required. Payments received in advance are deferred until the product is delivered or service is rendered. SAB 104 incorporates Emerging Issues Task Force 00-21 (“EITF 00-21”), “Multiple-Deliverable Revenue Arrangements.” EITF 00-21 addresses accounting for arrangements that may involve the delivery or performance of multiple products, services and/or rights to use assets. The effect of implementing EITF 00-21 on our financial position and results of operations was not significant.

The preparation of our financial statements also requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities, although we do not consider those estimates to represent critical accounting policies. For a description of those estimates, see Note 2, Summary of Significant Accounting Policies, contained in the explanatory notes to our financials statements included elsewhere in this prospectus. On an ongoing basis, we evaluate our estimates, including those related to reserves, impairment of long-lived assets and value of our stock issued for services. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions; however, we believe that our estimates, including those for the above-described items, are reasonable.

Restatement of Financial Statements

The Company’s financial statements have been restated to correct errors in reporting our deferred revenue, warrants and debt. These errors resulted directly from the Company utilizing a single part-time bookkeeper during our developmental stage. We now have engaged Michael Chalub as our controller, who is responsible for the Company’s financial records and we believe fully capable to address the responsibilities of his position with us. We view these previous errors in reporting as a one-time event and not the result of a material weakness in our internal controls, or disclosure controls and procedures.

Results of Operations

Nine Months Ended September 30, 2006 Compared to September 30, 2005

Revenue for the nine months ended September 30, 2006 decreased by $1,200,775 or 66% from $1,831,228 for the nine months ended September 30, 2005 to $630,453 for the nine months ended September 30, 2006. There are two primary reasons for the decrease. First, the size of the Company’s expos from 2005 to 2006 has changed. The 2005 expos were the Company’s largest conventions to date with the number of exhibiting companies and sponsors more than doubling that of the 2006 expos. Following the 2005 expos, which were held in a large convention-type setting, management realized that its exhibiting companies realized greater value and promotional effectiveness when presenting in a smaller, more intimate setting. Second, in 2005 the Company held expos in March and September whereas in 2006 the Company held expos in March and October. Therefore, as of September, the 2006 expo revenue reflects one less expo.

Cost of goods sold for the nine months ended September 30, 2006 decreased by $510,080 or 52% from $972,135 for the nine months ended September 30, 2005 to $462,055 for the nine months ended September 30, 2006. The decrease is principally due to the decrease in revenue. Cost of goods sold as a percentage of revenue for the nine months ended September 30, 2006 and 2005 was 73.3% and 53.1%, respectively. The increase in cost of goods sold as a percentage of revenue is principally due to the shift in the Company’s expo model from a large convention-type setting to a smaller, more intimate venue. Under the new model, the cost of sales has accounted for a greater percentage of sales; yet, management is continuing to look for new ways in the future to streamline event costs without reducing the value received by its exhibiting companies. General and administrative expenses for the nine months ended September 30, 2006 increased by $277,127 or 38% from $727,776 for the nine months ended September 30, 2005 to $1,004,903 for the nine months ended September 30, 2006. The increase is primarily due to the recognition of $207,519 in expense for the non-cash issuance of stock for services.

Other income/expense for the nine months ended September 30, 2006 increased by $21,791 or 4,358% from and expense of $500 for the nine months ended September 30, 2005 to $22,291 for the nine months ended September 30, 2006. The increase is primarily due to the recognition of $22,191 of income related to the forgiveness of debt.

Net loss for the nine months ended September 30, 2006 increased by $910,855 or 878% from net income of $103,795 for the nine months ended September 30, 2005 to a net loss of $807,060 for the nine months ended September 30, 2006. The principal reason for the increase in the net loss was due to the decrease in revenue and the increase in cost of goods sold as a percentage of revenue.

Year Ended December 31, 2005 Compared to December 31, 2004

Revenue for the year ended December 31, 2005 increased by $1,650,913 or 921.7% from $179,111 for the year ended December 31, 2004 to $1,830,024 for the year ended December 31, 2005. The increase is principally due to the Company holding its first two expose since inception.

Cost of goods sold for the year ended December 31, 2005 increased by $667,080 or 189.6% from $351,908 for the year ended December 31, 2004 to $1,018,988 for the year ended December 31, 2005. The increase is principally due to the increase in revenue. Cost of goods sold as a percentage of revenue for the years ended December 31, 2005 and 2004 was 55.7% and 196.5%, respectively. The decrease in cost of goods sold as a percentage of revenue is principally due to costs remaining the same while revenues increased.

General and administrative expenses for the year ended December 31, 2005 increased by $508,756 or 108.1% from $470,754 for the year ended December 31, 2004 to $979,510 for the year ended December 31, 2005. The increase in general and administrative expenses is principally due to corporate growth.

Other expense for the year ended December 31, 2005 increased by $31,066 or 101.8% from $30,506 for the year ended December 31, 2004 to $61,572 for the year ended December 31, 2005. The increase is primarily due to an increase in interest expense which was caused by an increase in outstanding debt.

Net loss for the year ended December 31, 2005 decreased by $444,011 or 65.9% from $674,057 for the year ended December 31, 2004 to $230,046 for the year ended December 31, 2005. Although the Company experienced a net loss in 2005, the decrease in the loss from 2004 was principally due to the following factors: 1) the Company experienced a $1,650,913 increase in revenues from its first two expos which, in turn, helped to generate additional magazine advertisements and 2) with additional revenues, the Company experienced an increase in cost of sales of $667,080 and additional infrastructure costs for operating expense costs such as additional staff and other administrative expenses of $508,756. The net impact of these factors plus other immaterial non-operating income/expense transactions yielded a 65.9% decrease in the net loss year over year.

Liquidity and Capital Resources

Since our inception we have financed our operations from the sale of common stock, the issuance of convertible notes payable and officer advances. We expect our cash on hand will be sufficient for us to continue our operations for the next 12 months. However, in order for us to execute our business plan, we will require significant equity capital to be raised over the next 12 months. We plan to raise approximately $5.9 million in equity capital from the offering in this Prospectus (after deducting the underwriting discounts and commissions, the underwriter’s non-accountable expense allowance and the estimated expenses of the offering payable by us) which we believe will allow us to (i) host two large-scale expos; (ii) host at least two smaller, scaled-down expos; (iii) publish four issues of ValueRich magazine; and (iv) host iValuerich.com.

We expect that the market for our services will continue to grow as the number of small-cap companies in the global economy increases. Even in times of economic downturn, we believe that small-cap companies will continue to need our services and get the necessary exposure to grow their business. There are no known trends, events or uncertainties that have or are reasonably likely to have a material impact on us.

CAPITALIZATION

The following table sets forth our actual capitalization at September 30, 2006, and as adjusted to give effect to the sale of the common stock offered hereby and application of the net proceeds of the offering as set forth at “Use of Proceeds”. This table should be read in conjunction with the financial statements and the notes thereto included elsewhere in this prospectus.

	September 30, 2006
	Actual (unaudited)	As Adjusted(1) (unaudited)

Convertible Notes Payable and Long-term debt	$50,000	$50,000
Common stock, $.01 par value, 100,000,000 shares authorized, 6,492,644 shares issued and outstanding, actual: 8,492,644 shares outstanding, as adjusted(1)	64,926	84,926
Preferred stock, $.001 par value, 10,000,000 shares authorized, 0 shares issued and outstanding	—	—
Paid-in capital	2,105,056	8,025,056
Retained earnings (deficit)	(1,784,556)	(1,784,556)
Total stockholders’ equity (deficit)	385,426	6,325,426
Total capitalization	$435,426	$6,375,426

——————

(1)

Gives effect to the sale of 2,000,000 shares in this offering, net of expenses, and the application of the estimated net proceeds therefrom. It excludes potential proceeds from the overallotment option and the exercise of the Underwriter’s Warrant.

DIVIDEND POLICY

We have not paid any cash or other dividends on our common stock since our inception and do not anticipate paying any such dividends in the foreseeable future. We intend to retain any earnings for use in our operations and to finance the expansion of our business.

OUR BUSINESS

Our corporate mission is to create the largest community of Wall Street professionals and small-cap public company executives. To accomplish this we intend to use our online and offline properties, including our global Internet community, print publishing and large-scale financial expos to connect the corporate and financial professionals that make up the securities industry.

We seek to accomplish this through our integrated portfolio of products and services that we now provide for the small cap market place. These products include: (i) iValueRich.com, an interactive Internet-based community that is intended to provide each member with a networking Web space as well as valuable matching resources and networking tools; (ii) ValueRich Small-cap Financial Expo events; and (iii) publishing and distributing ValueRich magazine. We have a limited operating history. We launched iValuerich.com in June 2006, we hosted our first financial expo in March 2005, and we published our first edition of ValueRich magazine in the spring of 2004.

The Need

We define the smallest 70% of all public companies as small capitalization (small-cap) public companies. We define buy-side professionals as individuals and financial institutions that are likely to buy securities for investment management, including money managers, fund managers, institutions, hedge funds and mutual fund firms. We believe that recent economic events and regulatory actions pose more challenges now than ever before for these market participants. These events include the stock market downturn beginning in 2000, The Sarbanes-Oxley Act of 2002, reduction in trading margins, the emergence of on-line trading, the consolidation of brokerage houses, the divestment of research and analyst positions by investment banks and the increased self-regulation by the exchanges.

All of these events have made it more difficult and expensive for small capitalization companies to raise the capital necessary for implementation of their business plan. For instance, the Sarbanes-Oxley Act of 2002 increased the operating costs for public companies including professional fees, liability insurance fees and premiums, and directors’ fees. Additionally, many investment bankers and fund managers working for large firms have internal controls in place preventing them from addressing stocks under a certain market capitalization. Many brokerage firms are now unwilling to write research for small capitalization companies due to the potential liability risks.

These recent developments have served to broaden the gap between small capitalization public companies that are seeking capital and market exposure (the demand) and investment banks and other financial entities that still seek appropriate investment opportunities and associated fees (the supply). ValueRich was formed to bridge this gap.

Our www.iValueRich.com, The Small-Cap Web Community

We launched the ValueRich Internet community (iValueRich.com) for the small-cap community in June 2006. iValueRich.com is a global Internet community focused on connecting all professional participants of the small-cap marketplace. Members will range from public companies, private companies, investment banks, research analysts, investor relations, money/fund managers, stock brokers, and industry lawyers, accountants, exchanges and other professionals. In connection with gaining membership in the iValueRich community, prospective members are required to pay a fee and fill out a comprehensive registration form setting forth, among other things, their desired criteria and investment objectives. Each member’s profile is generated from this information. In addition, the databases of information accessible to be searched by members on the website are compiled from the information provided in the registration form. This registration form also requires prospective members to make a representation as to their status and/or industry professionalism. However, we will undertake no independent verification or investigation of any such representation.

The website includes search, network development and contact management tools as well as announcement boards, a deal listing board and news updates to help fee-paying members network with each other and at reduced costs. Through their use of the programming and software tools made available on the website, the iValueRich members themselves are expected to initiate and facilitate financial transactions and business development. We anticipate the initial point of contact for our members to be the posting of a variety of financing opportunities such as initial public offerings, secondary public offerings, reverse mergers, private placements, private investment in public equities (PIPES) and special purpose acquisition companies (SPACS). The members of iValueRich.com have complete control over their profile pages and can set up filters to receive immediate alerts and notifications from specific community members and/or member categories. Members can elect to receive e-mail digests and alerts from iValueRich.com when specific events occur, such as when participating banks are offering or undertaking financings for public and private companies. Members will also have the ability to post articles, press releases, events, analyst reports and message board comments. iValueRich.com will continue to add other valuable resources and tools for community members.

Utilizing our proprietary programming and software, subscriber-members can build and manage a network of industry contacts, maintain and publish a calendar of events, post their financing needs or services, make public documents available and showcase their products. Members will be able to make multi-media file presentations and find, manage and invite other members to join groups and projects. Every member of iValueRich.com can be searched by based on a variety of criteria ranging from comprehensive financial data and industry classifications to specialties and geographic region. The robust search functions available on iValueRich.com can be used by members to discover current financial deals and/or proposals based on specific criteria selected by the member when using the search function. The member may then choose to make direct contact with another listing member. These search functions will be reserved for investors and banks only. Issuers will not be allowed to use the search functions to locate potential investors.

We also plan for members to receive complimentary admittance and reduced fees for exhibiting and sponsorship packages at ValueRich Expo events as well as reduced advertising rates in ValueRich magazine and complimentary subscriptions.

The growing ValueRich opt-in database currently containing more than 50,000 of magazine readership, banks, Wall Street partners, conference sponsors, thousands of public and private companies, and thousands of Wall Street related professionals. We believe that, through marketing our various properties, we are positioning ourselves as an industry-wide entity with concrete solutions addressing the financing needs of public and private companies. iValueRich.com provides a structured and efficient online environment for banks, funds, institutional investors and services to connect 24/7 on a global basis and initiate deals with public companies, and private companies looking to become public, based on their financing needs.

The website includes at least ten areas of activity and interest:

•

News – news about the small capitalization market provided by a financial content provider and press releases submitted by participant companies.

•

Presentations – members will be able to create, post and invite viewers to multimedia financial presentations, proposals and offerings.

•

Expos – a direct link to information, and interactive forms for our expos.

•

Events – member profile page and site-wide calendars containing ValueRich events, industry events, online events and meetings.

•

Member Search – a custom searchable directory of all Web community members based on their associated profile information.

•

Magazine – a direct link to the content of ValueRich magazine and opportunities for placing advertisements or articles in the magazine.

•

Transactions – a list of current small capitalization investment banking transactions and securities offerings.

•

Investment Bank and Market Connections – a direct link to financial sourcing services, exchanges, market makers and investor resources.

•

Services – a direct link to member service providers and consultants.

•

Groups and Projects – members can create and manage their own groups with message boards and e-mail lists for facilitating business.

We expect to benefit from the interactive flow of commerce and financing queries through subscription and site membership fees for access to iValueRich.com as well as some “ala carte” fees for specific valuable research and matching services. We also intend to benefit from selling Internet advertising to reach the demographic this unique and influential business community offers. To date, we have not obtained any revenues from such subscription and site membership fees or from fees for specific research or matching services.

Our ValueRich Small Cap Financial Expos

We have developed a unique large-scale expo-style financial conference model in which 70 to 100 public companies are showcased in 10’ by 10’ hard wall office-style suites to thousands of participating and attending investment bankers and buy-side professionals. We refer to our conferences as being “expos” or “expo-style” because our exhibiting companies are able to showcase and demonstrate their products and services as well as present their financial information to, and meet with, multiple investment bankers that specialize in small capitalization finance. These events include a “Bankers’ Row” – a dedicated section of the conference where exhibiting companies and the investment banks can have pre-arranged meetings to explore investment banking opportunities.

This is financial conference format is absolutely unique in the industry in that it offers:

•

Open attendance policy actively seeking industry-wide participation attendance

•

Unrestricted and transparent access to public company officers on the expo floor for the entire event

•

Access to multiple investment banks under one roof

•

A high-energy B2B development and networking environment

•

One page independent research report, distributed to qualified attendees in the Expo guide

•

Public company and investment bank tombstone ads in ValueRich magazine

We have already hosted three large-scale ValueRich Small-cap Financial Expos: the first was at the Palm Beach County Convention Center in Palm Beach, Florida on March 9, 2005 through March 12, 2005; the second at the Jacob Javitz Center in New York City on September 14, 2005 and September, 15 2005 and the third at the Hotel Intercontinental in Miami, Florida on March 8, 2006 and March 9, 2006. We also hosted a similar expo at the Wynn

Resort in Las Vegas, Nevada on October 25, 2006 and October 26, 2006. We also plan to hold smaller versions in the near future at luxury business hotels that are targeted to specific industries or geographic regions. Our goal is to host two large-scale Expos as well as at least two smaller Expos on an annual basis. No assurance can be given, however, that we will be able to sponsor any set number of expos. We select our events locations with consideration to seasonality and available leisure activities. Our conference in Palm Beach, Florida included a ValueRich hosted golf tournament at the PGA National Resort & Spa. Just like ValueRich magazine, our Expos include a lifestyle component. Some of the sponsors at Expos to date have included companies like Bombay Sapphire, Steinway & Sons, Audemars Piguet Fine Timepieces and the Miami Dolphins football team. We generate revenue at our conferences from three sources:

•

Fees from exhibiting companies. Currently the fee for an exhibiting company is $9,000. This fee entitles each exhibiting company to a 10’ by 10’ hard wall suite, a break-out company financial presentation, four full-access expo passes and a full-page company financial profile in the Expo Guide;

•

Expo sponsorships. We offer a limited number of sponsorships that provide high visibility at the Expo. Three levels of sponsorship are currently being offered – up to eight platinum sponsorships at $45,000 each; up to eight gold sponsorships at $30,000 each; and up to 12 silver sponsorships at $20,000 each. The benefits of sponsorship include larger display areas, placement of the company name and logo on all printed Expo materials and the Expo website, complimentary press coverage, event hosting opportunities and additional Expo passes;

•

An attendee admission fee of $395 is charged for attending individuals that have not received Expo passes in connection with a presenting company or sponsor. Our attendees include buy-side professionals, public company executives, money managers and fund managers.

It is also important to note that ValueRich is an independent company and not affiliated with any particular investment bank or brokerage firm. Most other financial conferences are invitation only events that are hosted by individual investment banks or brokerage firms. They do not invite the competition. We believe closed events limit the investment banking contacts a company can make and inhibit business development opportunities. ValueRich heavily engages sponsors, marketing partners, affiliates and multiple banks as co-hosts of our events. Our independence has allowed us to bring together some of the largest groups of competing banks and Wall Street companies ever – raising the energy level and increasing business development results.

Our ValueRich Magazine

We publish the national quarterly, ValueRich magazine. We published our first edition in spring 2004. The ValueRich magazine is a glossy full-color magazine of approximately 120 pages that is geared toward an affluent readership of 53,000 investment related professionals and corporate leaders of small capitalization public companies. The magazine features luxury items, exotic travel, fine dining, great entertainment, unique products and feature stories about groundbreaking people and events. The magazine also includes business and financial topics relevant to small capitalization companies.

ValueRich magazine offers public companies the opportunity to highlight their products and services through “Company Connect” articles and clearly state their business and investment banking objectives with advertisements in the Marketplace portion of the magazine.

The magazine has complimentary distribution to thousands of small capitalization public company officers, and other professionals focused on the small capitalization public market, including investment bankers, buy-side professionals, money managers, attorneys, accountants and business consultants. We believe the small capitalization financial market offers a highly sought after demographic group, and that ValueRich is currently the only magazine that specifically targets this demographic group with a high quality business, finance and lifestyle magazine. We currently publish ValueRich magazine four times per year, but plan to begin publishing it soon on a bimonthly basis beginning in January 2007. The magazine was first published in the spring of 2004, and we have published seven editions since then.

ValueRich carries conventional advertising. Display advertisement ranges from one-quarter to one full page plus special units (i.e., spreads, gatefolds or inserts). ValueRich advertisers are typically businesses that market products nationally to high net worth individuals. Our advertisers have included a range of lifestyle companies like Westport Yachts, Steinway & Sons, Champion Porsche, Abercrombie and Kent Destination Clubs, Bombay Gin and Audemars Piguet Fine Timepieces as well as financial and business companies such as Standard and Poors, EDGAR Online and others.

ValueRich’s content can also be accessed on our website, www.valuerichonline.com.

We generate magazine revenue from five sources:

•

Advertising: Our readership demographic is attractive to luxury lifestyle AND business/financial companies. The current page rate for a full color full-page ad is $6,000.

•

Company Connect Articles: These articles profile small capitalization public companies and appear in a dedicated section of the magazine. The articles are a minimum of two pages and highlight a company’s strengths, strategies and vision. Each article includes a sidebar with a company’s contact information, website address and ticker symbol to provide readers easy access. Company Connect articles are written by ValueRich contributing business writers with input and final approval from the top officers of the subject company. We currently have approximately five contributing business writers. We currently charge $12,000 for a two page Company Connect article.

•

Other Paid-for Articles: We also offer advertorial articles that provide an in-depth look at a company and its distinctive product and service offerings. These articles generally run several pages and include high quality photos. These paid-for features are written by ValueRich contributing writers with input and final approval from the subject company. The current charge is $5,000 per page.

•

Article Reprints: We also generate revenue from article reprints due to the large amount of business related content in the magazine. We currently charge $1 per page for an article reprint.

•

Inclusion in the ValueRich Marketplace: Companies can purchase a financial display notice in the ValueRich Marketplace section, located in the business section of each issue. The current charge for inclusion in the ValueRich Marketplace is $2,000 per issue.

Our Sales Strategy

We employ a team of five in-house sales representatives and a vice-president of sales. Each representative is assigned a territory for prospecting initiatives on a database system. The prospect of 8,000 small capitalization public companies was generated by uploading contact information from various exchanges and quotation services. We believe this information is reasonably accurate given the minimal number of ValueRich magazines being returned and the results of the sales team’s phone prospecting initiatives.

Our marketing initiatives include telemarketing sales calls, e-mail blasts and direct-mail campaigns to the target markets of public company management, buy-side professionals, and potential sponsors. In order to increase the quality and quantity of our e-mail distributions, we often form strategic partnerships with established companies. For example, in return for a reduced sponsorship fee at a recent expo, we partnered with Insight Communications Inc. to distribute six co-branded e-mail blasts to 1 million of their subscribers for a total of 6 million. We have also partnered in the past with EDGAR Online, which is in no way affiliated with the Securities and Exchange Commission.

To increase opt-in participation in our database, all sales calls and offerings, whether they be for Expo exhibition, sponsorship or advertising, include a variety of options at different price points including, options like “Company Connect” articles in ValueRich magazine, subscriptions to iValueRich.com and ultimately ending with a complimentary opt-in subscription to the magazine.

We expect that the iValueRich.com Internet community will initially be populated through sales campaigns to our database, industry partnerships and viral marketing. Eventually, we expect additional exponential growth from members inviting other business associates and clients to facilitate business, as well as industry awareness from word of mouth and press coverage. We also expect the growth and steady activity of the iValueRich.com community to significantly increase our marketing effectiveness and add to the bottom line of the ValueRich Small-cap Financial Expo events as well as ValueRich magazine revenues.

To our knowledge we are the only company to create publications, Expo events and an Internet community for small-cap public companies and the Wall Street institutions, banks, and services that serve them. If achieved, the full potential of our total business strategy would be to become the single largest source for efficiently connecting public companies with Wall Street financial and securities related services – ValueRich would also become a premium media resource for advertising to this very significant and affluent market demographic.

DIRECTORS AND EXECUTIVE OFFICERS

The directors, officers and key personnel of the Company are as follows:

Name	Age	Position

Joseph Visconti	41	Chairman, President and CEO
Michiaki (Mike) Tsurumi	61	Director
David Willson	53	Editor in Chief of ValueRich Magazine
Gregg W. Lowenstein	40	Vice-President of Sales
Liza Grant Smith	32	Managing Editor of ValueRich Magazine
Michael J. Chalhub	37	CFO
Reed Smith	30	Chief Technology Officer
Bruce Jordan	52	Director

The business experience, principal occupations and employment of each of the above persons during at least the last five years are set forth below.

Joseph Visconti. Mr. Visconti has been our President, CEO and Chairman since inception in 2003. He has extensive experience in development and management of both public and private companies. For the past 15 years Mr. Visconti has worked with senior management of public and private companies to assist in their structure, finance and related banking issues. Mr. Visconti has overseen the financing of 26 public and private companies that raised more than $250,000,000 through IPO’s, secondary offerings and private placements. From 2001 to 2003 Mr. Visconti worked as a consultant with various investment banks and public and private companies.

Michiaki (Mike) Tsurumi. Mr. Tsurumi has been serving as a member of the board of directors of ValueRich, Inc. since June 2006. He worked with Sony Corporation in various capacities for nearly 40 years. Mr. Tsurumi most recently headed up Sony Europe GmbH as President until his retirement in 2004. During this time he oversaw 8.4 billion euro revenue growth in just three years, and oversaw 13,000 employees. While serving as the President of Sony Broadcast Media Co. Ltd. and later as Corporate Officer in charge of Broadcast and Telecommunication Services, Mr. Tsurumi has acquired experience in portfolio management, infrastructure building for e-business, and marketing and sales experience on a global scale. Mr. Tsurumi is an Advisor Professional to Solutions Europe, a division of Sony Europe. Currently residing in Germany, Mr. Tsurumi holds a law degree from Keio University, Tokyo, Japan.

David Willson. Mr. Willson joined ValueRich in September 2003 to develop and design ValueRich magazine and has remained as its Editor in Chief since. In September 2000 Mr. Willson was contracted by NewsMax.com, a politically conservative Web site, to redesign its print newsletter into a mass market news magazine. Mr. Willson designed and produced NewsMax magazine for a year and then functioned as an editorial consultant until joining ValueRich. Previously Mr. Willson was a senior art director for American Media Inc. (AMI), publisher of the National Enquirer. He joined AMI in February 2000 to redesign six special interest crime titles, acquired in the purchase of Globe Communications, for better mass market distribution. Mr. Willson had previously been employed by AMI in the early 1990’s as Design Editor on a select team established to develop new publications, including Soap Opera Magazine and Country Weekly Magazine. Mr. Willson has contributed to launching or revamping many publications covering a wide variety of subject matter, including lifestyle, entertainment, business and news. Prior to that he had successful career as an advertising creative director. He has received numerous awards from Publishing & Production Executive and Printing Impressions, Communication Concepts, American Society of Business Press Editors, the Florida Magazine Association, Printing Industries of America, American Society of Association Executives and Association Trends. Mr. Willson has been honored with three Florida Press Club awards for his work as an editorial cartoonist.

Gregg W. Lowenstein. Mr. Lowenstein has been our Vice-President of Sales since August 2004. In that position, he is responsible for the direct sales and business development activities for ValueRich magazine and our financial expos. Mr. Lowenstein directs all aspects of tradeshow and advertising sales. Prior to joining ValueRich as our Vice-President of Sales Mr. Lowenstein was Director of of Sales for NewsMax Media, Inc., publisher of NewsMax Magazine and NewsMax.com from 2001-2004 and was the Director of Business Development for Recourse Communications Inc. from 1998-2001. He has more than 19 years of progressively responsible experience directing sales organizations, business to business development, and developing strategic partnerships. Mr. Lowenstein has been involved with Fortune 500 Companies whose revenue exceeded $130 million. He has assisted companies through start-up, survival and growth modes. Mr. Lowenstein has spent 19 years as Vice President of Sales, Business Development Director, and Human Capital Manager in a variety of industries, including manufacturer of industrial goods, construction equipment, and technology, governmental and publishing services. His understanding of business to business sales encompass; retail sales, direct sales, leasing and governmental markets. Among his significant experience, Mr. Lowenstein has been involved with such brands as John Deere, Daewoo Heavy Industries, Forbes Magazine, USA TODAY, US News & World Report, PC Magazine, COMDEX, NetWorld+Interop and Best Jobs USA. Mr. Lowenstein holds a Master of Business Administration (MBA) from Rensselaer Polytechnic Institute.

Liza Grant Smith. Ms. Smith, the Managing Editor of ValueRich magazine, has a professional background that combines writing and finance. From 2004 until assuming her new position in June 2006, she was a freelance writer with experience in magazine, business and script writing. In addition to 20+ articles featured in ValueRich, Ms. Smith’s projects included writing and editing a wide variety of business and marketing materials such as business plans, press releases, investor letters, website content and corporate profiles. She also created a corporate demo script for THE TUBE Music Network and was a finalist in three national TV scriptwriting competitions. Between 1996 and 2004, Ms. Smith held a number of important positions in Wachovia Corporation’s Commercial and Capital Market groups which provided her with extensive exposure to corporate lending, underwriting, financial projections and investment banking. Liza Grant Smith graduated Cum Laude from Wake Forrest University with a Bachelor of Science degree in Business.

Michael J. Chalhub. Mr. Chalhub has been our Chief Financial Officer since June 2006. He has been a financial consultant since 2002 providing executive management services including financing and operational management. Prior thereto, and beginning in 2000, Mr. Chalhub was Chief Financial Officer of Cenetec Ventures, LLC, a venture capital group specializing in the commercialization of early-stage technologies. He is an accomplished finance professional and certified public accountant (Georgia) with over 15 years of experience with entrepreneurial ventures and small to mid size privately held companies. Mr. Chalhub has participated in market trend analysis, debt restructuring, acquisitions, commercial real estate, corporate turnarounds, audit engagements and strategic planning. Mr. Chalhub’s broad range of experience includes founding a transit advertising company, co-founding a healthcare solutions software firm, and serving as the Chief Financial Officer for a Florida-based venture capital firm. Mr. Chalhub has also served as Vice President of Finance and Operations for a British supply chain logistics firm, was the corporate Controller for an Atlanta-based incubator and was a Finance Manager for Coca-Cola Enterprises. As a Magna cum Laude graduate of the University of Alabama, Mr. Chalhub earned his Bachelor of Science in Accounting. Mr. Chalhub is also a licensed Florida Real Estate Sales Associate.

Reed Smith. Mr. Smith joined us as our Chief Technology Officer in May 2006. He boasts over eight years of experience in web application development and an extensive understanding of dynamic web architecture and object oriented web programming methods. Prior to joining ValueRich and starting in 2003, Mr. Reed served as the lead technology developer for AMI Events. His responsibilities included the design and implementation of an Object Orientated N-tier event management system in PHP and MySQL and the implementation of company-wide coding standards and guidelines. From 1998 to 2003, he served as E-commerce Director and Lead Programmer at  the Mitchel Vitale Group, where he designed and developed numerous websites, custom application solutions for clients, a PHP and MySQL e-commerce solution and graphics for print including ads, brochures, logos and packaging. Between 1995 and 1998, Mr. Reed was E-commerce Director and Online Sales Manager for Wholesale Health, Inc. In this position, he pioneered an e-commerce solution for selling vitamins and supplements online and implemented successful online advertising strategy in a time when proper online advertising tools were not yet available.

Bruce Jordan. Mr. Jordan joined our board of directors in August 2006. For the past 5 years Mr. Jordan has been the President of Midtown Partners & Co., LLC. (Midtown changed its name in 2004 from Innovation Capital, LLC), an investment banking firm specializing in PIPE transactions and reverse mergers for micro cap companies. He has been engaged in the investment banking, investment advisory and securities business for over 25 years. Mr. Jordan’s career began as a research analyst, most notably at Merrill Lynch. He progressed to marketing equity research and investment banking products to large institutional clients in the Northeast. During the nineties, Mr. Jordan returned to research and professionally managed equity investments including being responsible for more than $100 million of discretionary assets and non-discretionary assets of nearly $1 billion. Mr. Jordan furthered his experiences at the end of the nineties as he joined a regional investment bank to develop its investment banking capabilities and proprietary research product. He was responsible for public and private financing of emerging companies principally related to the Internet, biotechnology, medical devices, telecommunications and computer technology. Mr. Jordan was also responsible for consulting with corporate clients on the management of their communications with the investment industry. Mr. Jordan earned a master’s degree from Georgia State University with a major in corporate finance and a bachelor’s degree from Emory University with a major in accounting.

Employees

We currently have 10 full-time employees and approximately 10 free-lance individuals that focus on sales, marketing, design, editorial and pictorials for us.

Company Facilities

We currently lease an office in West Palm Beach, Florida of approximately 1,750 square feet on a month to month basis from Joseph Visconti, our Chairman, President and CEO at a rate of $32,400 per year.

LITIGATION

From time to time, we may be involved in various claims, lawsuits, and disputes with third parties incidental to the normal operations of the business. As of the date of this prospectus, we are not aware of any material claims, lawsuits, disputes with third parties or the like that would have any material affect on our business.

AVAILABLE INFORMATION

We have agreed to provide to each prospective investor and any of its representatives, the opportunity to inspect additional documents of ours and to inquire and receive answers from us concerning us or the terms and conditions of this offering to the extent we possess or can acquire that information without unreasonable effort or expense. Any inquiries regarding this offering or requests for information, or requests to examine any documents, should be directed to ValueRich, Inc., 1804 N. Dixie Highway, Suite A, West Palm Beach, Florida 33407. Our telephone number at that address is 561-832-8878.

Directors’ Term of Office

Directors will hold office until the next annual meeting of shareholders and the election and qualification of their successors. Officers are elected annually by our board of directors and serve at the discretion of the board of directors.

Audit Committee and Audit Committee Financial Expert

In June 2006, we established an audit committee of the board of directors, which consists of Michiaki Tsurumi and Bruce Jordan, who serves as a chairman of the committee. The board of directors has determined that Mr. Jordan is a financial expert. The audit committee’s duties, which are specified in our Audit Committee Charter, include, but are not limited to:

•

Reviewing and discussing with management and the independent accountants our annual and quarterly financial statements;

•

Directly appointing, compensating, retaining, and overseeing the work of the independent auditor;

•

Approving, in advance, the provision by the independent auditor of all the audit and permissible non-audit services;

•

Establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls, or auditing matters and the confidential, anonymous submissions by our employees of concerns regarding questionable accounting or auditing matters;

•

The right to engage and obtain assistance from outside legal and other advisors as the audit committee deems necessary to carry out its duties;

•

The right to receive appropriate funding from us to compensate the independent auditor and any outside advisors engaged by the committee and to pay the ordinary administrative expenses of the audit committee that are necessary or appropriate to carrying out its duties; and

•

Unless assigned to a comparable committee or group of independent directors, they must review and approve all related party transactions.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Neither our sole director and executive officer nor any person who beneficially owns, directly or indirectly, shares carrying more than 5% of our common stock, nor any members of the immediate family (including spouse, parents, children, siblings, and in-laws) of any of the foregoing persons, has any material interest, direct or indirect, in any transaction, or series of transactions, that we have entered into since our incorporation or any proposed transaction or series of transactions worth over $60,000 per year, except that our Chairman, Chief Executive Officer and President, Mr. Visconti, has loaned the Company approximately $90,000, of which $15,000 has been paid back.

EXECUTIVE COMPENSATION

The following table discloses the compensation we paid to our officers for services rendered during the fiscal years ended December 31, 2005 and 2004.

Summary Compensation Table

Name and Principal Position	Year	Annual Compensation			Securities Underlying Options/ SARs	All Other Compensation ($)
		Salary($)	Bonus($)	Other Annual Compensation

Joseph Visconti, Chairman, President and Chief Executive Officer	2005 2004	52,130 35,000	— —	— —	— —	— —

David A. Willson, Editor in Chief	2005 2004	54,375 14,000	— —	— —	— —	— —

Greg W. Lowenstein, Vice President of Sales	2005 2004	74,639 27,884	9,250 —	49,523 —	— —	— —

In April 2006, we adopted the ValueRich, Inc. Incentive Stock Option Plan (the “Plan”) to promote our long-term growth and profitability of by (i) providing our key directors, officers and employees with incentives to improve stockholder value and contribute to our growth and financial success and (ii) enable us to attract, retain and reward the best available persons for positions of substantial responsibility. As described more fully below, the Plan provides for grants of options to purchase specified numbers of shares of Common Stock at predetermined prices.

The following discussion represents only a summary of certain of the plan terms and is qualified in its entirety by reference to the complete plan, a copy of which has been filed as an exhibit to the registration statement of which this prospectus forms a part.

Shares Available; Maximum Awards; Participants. A total of 5,000,000 shares of the Company’s Common Stock has been reserved for issuance upon exercise of options granted pursuant to the Plan. The Plan allows the Company to grant options to employees, officers and directors of the Company and its subsidiaries; provided that only employees of the Company and its subsidiaries may receive incentive stock options under the Plan. The Company has granted a total of 1,500,000 options as of the date of this prospectus.

Stock Option Features. Under the Plan, options to purchase the Company’s Common Stock may take the form of incentive stock options (“ISOs”) under Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”) or nonqualified stock options (“NQSOs”). As required by Section 422 of the Code, the aggregate fair market value (as defined in the Plan) of shares of Common Stock (determined as of the date of grant of the ISO) with respect to which ISOs granted to an employee are exercisable for the first time in any calendar year may not exceed $100,000. The foregoing limitation does not apply to NQSOs.

Initially, each option will be exercisable over a period, determined by the Board of Directors of the Company, in its discretion, of up to ten years from the date of grant. Options may be exercisable during the option period at such time, in such amounts, and in accordance with such terms and conditions and subject to such restrictions as are determined by the Board and set forth in option agreements evidencing the grant of such options; provided that no option may be exercisable less than six months from its date of grant.

The exercise price of options granted pursuant to the Plan is determined by the Board, in its discretion; provided that the exercise price of an ISO may not be less than 100% of the fair market value (as defined in the Plan) of the shares of the Company Common Stock on the date of grant. The exercise price of options granted pursuant to the Plan is subject to adjustment as provided in the Plan to reflect stock dividends, splits, other recapitalizations or reclassifications or changes in the market value of the Company Common Stock. In addition, the Plan provides that, in the event of a proposed change in control of the Company (as defined in the Plan), the Board of Directors is to take such actions as it deems appropriate to effectuate the purposes of the Plan and to protect the grantees of options, which action may include (i) acceleration or change of the exercise dates of any option; (ii) arrangements with grantees for the payment of appropriate consideration to them for the cancellation and surrender of any option; and (iii) in any case where equity securities other than Common Stock are proposed to be delivered in exchange for or with respect to Common Stock, arrangements providing that any option shall become one or more options with respect to such other equity securities. Further, in the event the Company dissolves and liquidates (other than pursuant to a plan of merger or reorganization), then notwithstanding any restrictions on exercise set forth in the Plan or any grant agreement pursuant thereto (i) each grantee shall have the right to exercise his option at any time up to ten days prior to the effective date of such liquidation and dissolution; and (ii) the Board of Directors may make arrangements with the grantees for the payment of appropriate consideration to them for the cancellation and surrender of any option that is so canceled or surrendered at any time up to ten days prior to the effective date of such liquidation and dissolution. The Board of Directors also may establish a different period (and different conditions) for such exercise, cancellation, or surrender to avoid subjecting the grantee to liability under Section 16(b) of the Exchange Act.

The shares purchased upon the exercise of an option are to be paid for by the optionee in cash or cash equivalents acceptable to the Board. In addition, the Plan provides for broker-assisted cashless exercises in the discretion of the Board of Directors.

Except as permitted pursuant to Rule 16b-3 under the Exchange Act, and in any event in the case of an ISO, an option is not transferable except by will or the laws of descent and distribution. In no case may the options be exercised later than the expiration date specified in the option agreement.

Plan Administration. The Plan will be administered by the Board of Directors, or a committee of the board if so approved by the board, in accordance with the provisions of Rule 16b-3.

The Board of Directors will decide when and to whom to make grants, the number of shares to be covered by the grants, the vesting schedule, the type of awards and the terms and provisions relating to the exercise of the awards. The Board may interpret the Plan and may at any time adopt such rules and regulations for the Plan as it deems advisable. The Board of Directors may at any time amend or terminate the Plan and change its terms and conditions, except that, without stockholder approval, no such amendment may (i) materially increase the maximum number of shares as to which awards may be granted under the Plan; (ii) materially increase the benefits accruing to Plan participants; or (iii) materially change the requirements as to eligibility for participation in the Plan.

Accounting Effects. Under current accounting rules, neither the grant of options at an exercise price not less than the current fair market value of the underlying Common Stock, nor the exercise of options under the Plan, is expected to result in any charge to the earnings of the Company.

Certain Federal Income Tax Consequences. The following is a brief summary of certain Federal income tax aspects of awards under the Plan based upon the Federal income tax laws in effect on the date hereof. This summary is not intended to be exhaustive and does not describe state or local tax consequences.

Incentive Stock Options. An optionee will not realize taxable income upon the grant of an ISO. In addition, an optionee will not realize taxable income upon the exercise of an ISO, provided that such exercise occurs no later than three months after the optionee’s termination of employment with the Company (one year in the event of a termination on account of disability). However, an optionee’s alternative minimum taxable income will be increased by the amount that the fair market value of the shares acquired upon exercise of an ISO, generally determined as of the date of exercise, exceeds the exercise price of the option. If an optionee sells the shares of Common Stock acquired upon exercise of an ISO, the tax consequences of the disposition depend upon whether the disposition is qualifying or disqualifying. The disposition of the shares is qualifying if made more than two years after the date the ISO was granted and more than one year after the date the ISO was exercised. If the disposition of the shares is qualifying, any excess of the sale price of the shares over the exercise price of the ISO would be treated as long-term capital gain taxable to the option holder at the time of the sale. If the disposition is not qualifying, i.e., a disqualifying disposition, the excess of the fair market value of the shares on the date the ISO was exercised over the exercise price would be compensation income taxable to the optionee at the time of the disposition, and any excess of the sale price of the shares over the fair market value of the shares on the date the ISO was exercised would be capital gain.

Unless an optionee engages in a disqualifying disposition, the Company will not be entitled to a deduction with respect to an ISO. However, if an optionee engages in a disqualifying disposition, the Company generally will be entitled to a deduction equal to the amount of compensation income taxable to the optionee.

Nonqualified Stock Options. An optionee will not realize taxable income upon the grant of an NQSO. However, when the optionee exercises the NQSO, the difference between the exercise price of the NQSO and the fair market value of the shares acquired upon exercise of the NQSO on the date of exercise is compensation income taxable to the optionee. The Company generally will be entitled to a deduction equal to the amount of compensation income taxable to the optionee.

Employment Agreements

We do not have any employment agreements with any of our employees at this time.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the beneficial ownership of our shares of common stock by (1) each person known by us to be the beneficial owner of more than 5% of our outstanding shares of common stock, (2) each of our directors, (3) our executive officers, and (4) by all directors and executive officers as a group. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or warrants held by that person that are currently exercisable or will become exercisable within 60 days after September 30, 2006, are deemed outstanding, but those shares are not deemed outstanding for purposes of computing percentage ownership of any other person. The number and percentage of shares beneficially owned are based on 6,492,644 shares of common stock outstanding as of September 30, 2006. Each person named in the table has sole voting and investment power with respect to all shares shown as beneficially owned by that person, subject to community property laws, where applicable.

Name and Address(1)	Amount and Nature Of Beneficial Ownership	Percentage of Class

Joseph Visconti	3,580,000	55.1%
David Willson	160,000	2.5%
Gregg Lowenstein	50,000	0.8%
All officers and directors as a group (4 people)	3,810,000	58.4%

——————

(1)

Unless otherwise indicated, the address for each is c/o ValueRich, Inc., 1804 N. Dixie Highway, Suite A, West Palm Beach, Florida 33407.

DETERMINATION OF OFFERING PRICE

Prior to this offering, there has been no public market for any of our securities. Consequently, the initial public offering price of our shares has been determined by negotiation between us and the underwriters. Factors to be considered in determining such price, in addition to prevailing market conditions, include an assessment of our prospects. The public offering price of our shares does not necessarily bear any relationship to our asset value, earnings, net financial condition, or other established criteria of value applicable to us and should not be regarded as an indication of the actual value or future market price of the shares. Such prices are subject to change as a result of market conditions and other factors, and no assurance can be given that the shares can be resold at the public offering price.

DESCRIPTION OF SECURITIES

Our Common Stock

Authorized and Outstanding

We are authorized to issue up to 100 million shares of common stock, par value $.01 per share and 10 million shares of preferred stock, par value $.001 per share. There are 6,492,644 shares of our common stock outstanding and no shares of preferred stock outstanding as of the date of this prospectus.

Voting Rights

Holders of our common stock have the right to cast one vote for each share of stock in their name on the books of our company, whether represented in person or by proxy, on all matters submitted to a vote of holders of common stock, including election of directors. There is no right to cumulative voting in election of directors. Except where a greater requirement is provided by statute or by the articles of incorporation, or in the by-laws, the presence, in person or by proxy duly authorized, of one or more holders of a majority of the outstanding shares of our common stock constitutes a quorum for the transaction of business. The vote by the holders of a majority of outstanding shares is required to effect certain fundamental corporate changes such as liquidation, merger, or amendment of our articles of incorporation.

Dividends

There are no restrictions in our articles of incorporation or by-laws that prevent us from declaring dividends. The Delaware General Corporation Law, however, does prohibit us from declaring dividends where, after giving effect to the distribution of the dividend (1) we would not be able to pay our debts as they become due in the usual course of business or (2) our total assets would be less than the sum of our total liabilities plus the amount that would be needed to satisfy the rights of shareholders who have preferential rights superior to those receiving the distribution.

We have not declared any dividends, and we do not plan to declare any dividends in the foreseeable future.

Preemptive Rights

Holders of our common stock are not entitled to preemptive rights, and no redemption or sinking fund provisions are applicable to our common stock. All outstanding shares of our common stock are, and the shares of common stock sold in the offering will when issued, be fully paid and non-assessable. As of the date of this prospectus, we have granted 2,189,022 warrants and have issued no shares of preferred stock.

Our Preferred Stock

Our certificate of incorporation authorizes our board of directors to issue up to ten million shares of preferred stock, in one or more designated series, each of which shall be so designated as to distinguish the shares of each series of preferred stock from the shares of all other series and classes. Our board of directors is authorized, within any limitations prescribed by law and our certificate of incorporation, to fix and determine the designations, rights, qualifications, preferences, limitations and terms of the shares of any series of preferred stock.

Transfer Agent

We have retained Interwest Transfer Company, Inc. as our transfer agent.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of the offering, we will have outstanding an aggregate of 8,492,644 shares of common stock which includes the 2,000,000 shares of common stock offered hereby. Upon completion of the offering, the 2,000,000 shares issued in the offering will be freely transferable without restriction under the Securities Act (excluding any shares purchased in the offering by any person who is or thereby becomes our “affiliate”). All of the 6,492,644 shares outstanding immediately prior to the offering were issued in private placements without registration under the Securities Act and, therefore, are “restricted securities” as that term is defined in Rule 144 under the Securities Act.

In general, under Rule 144, as currently in effect, a person (or persons whose shares are aggregated) who has satisfied a one-year holding period may sell within any three-month period a number of restricted shares which does not exceed the greater of 1% of the then outstanding shares of such class of securities or the average weekly trading volume during the four calendar weeks prior to such sale. Sales under Rule 144 are also subject to certain requirements as to the manner of sale, notice and the availability of current public information about us. Rule 144 also permits, under certain circumstances, the sale of shares by a person who is not an affiliate of ours with respect to restricted securities that satisfy a two-year holding period, without regard to the volume or other resale limitations.

We are unable to predict the effect that sales under Rule 144 may have on the then prevailing market price of the common stock, but such sales may have a substantial depressing effect on such market price.

All of our officers, directors and 5% or more stockholders have agreed not to, directly or indirectly, issue, agree or offer publicly to sell, grant an option for the purchase or sale of, assign, transfer, pledge, hypothecate, distribute or otherwise encumber or dispose of, any shares of the common stock or other equity securities of ours or other securities convertible into or exercisable for such shares of the common stock or other equity securities for 12 months from the date of this prospectus without the prior written consent of the Lane Capital Markets, LLC provided however, that such persons may transfer any shares or securities subject to the lock-up agreement either during his or her lifetime or on death by will or intestacy to an existing shareholder, a member of his or her immediate family or the immediate family of an existing shareholder, or to a trust the beneficiaries of which are exclusively the restricted person and/or a member or members of his or her immediate family; provided, however, that prior to any such transfer each transferee shall execute an agreement, satisfactory to the Lane Capital Markets, pursuant to which each transferee shall agree to receive and hold such restricted securities, subject to the provisions of the lock-up agreement, and there shall be no further transfer except in accordance with the provisions of the lock-up agreement. The term “immediate family” shall mean the spouse, lineal descendant, father, mother, brother or sister, inclusive of such relatives by adoption, of the transferor or existing shareholder and the immediate family of the spouse of the transferor or existing shareholder. If any of the restricted securities have exercise or conversion rights, the restricted stockholder may exercise such rights, but the exercised or converted securities will also be deemed restricted securities and subject to the lock-up agreement. On a case-by-case basis, subject to the prior written approval by the Company and at exchange values determined by the Company, the restricted stockholder may use restricted securities in lieu of cash for the exercise or conversion of the rights, in which case the underwriter will release the certificate representing such restricted securities to the Company in exchange for the certificate representing the exercised or converted securities.

Our officers, directors and 5% or more stockholders have also agreed that subsequent to the expiration of this 12 month lock-up, they will only dispose of or otherwise encumber any of their shares when the share price, adjusted for any splits, or any material change in capital structure via merger or business combination, trades above 60% of the offering price for a 20 consecutive business day period. Commencing 12 months from the date of this prospectus, should our stock trade above 60% of the offering price for a 20 consecutive business day period, all contractual lock-ups will be terminated. The lock-up expires in all cases on the first day of the third year after the date of this prospectus.

UNDERWRITING

The underwriters named below, for whom Lane Capital Markets, LLC is acting as Representative, have severally agreed, subject to the terms and conditions of the underwriting agreement among ValueRich and Lane Capital Markets, LLC, as Representative of the several underwriters, to purchase from us the number of shares set forth below opposite their names at the public offering price of $3.50, less the underwriting discount set forth on the cover page of this prospectus:

Name of Underwriter	Number of Shares

Lane Capital Markets, LLC
Total	2,000,000

The underwriters are committed to purchase and pay for all of the shares offered hereby if any are purchased. The shares are being offered by the underwriters subject to the delivery of an opinion of our counsel and to various other conditions.

The underwriters have advised us that they propose to offer the shares to the public at the initial public offering price set forth on the cover page of this prospectus. The underwriters may allow to certain dealers who are members of the NASD concessions, not in excess of $0.30 per share, of which no reallowance will be made to other dealers who are members of the NASD.

We have granted the underwriters an over-allotment option, exercisable during the 45 day period commencing with the date of the underwriting agreement, to purchase from us at the initial offering price less underwriting discounts, up to an aggregate of 300,000 additional shares for the sole purpose of covering over-allotments, if any. We will be obligated, pursuant to this over-allotment option, to sell such additional shares to the underwriters.

We have agreed to pay to the underwriters a non-accountable expense allowance of 3% of the gross proceeds of the offering, of which $40,000 has been paid as of the date of this prospectus. We have also agreed to pay all expenses in connection with qualifying the shares offered hereby for sale under the laws of such states as the underwriters may designate, including expenses of counsel retained for such purpose by the underwriters.

In connection with the offering, we have agreed to sell to the underwriters for $.001 per warrant, a five year warrant (“Underwriter’s Warrant”). The Underwriter’s Warrant will consist of a warrant to purchase 300,000 shares of our common stock and will be exercisable for five years beginning one year from the date of this prospectus at $5.60 per share (160% of the per share initial offering price). The Underwriter’s Warrant will not be callable.

During the exercise period, the holders of the Underwriter’s Warrant will have the opportunity to profit from a rise in the market price of our securities, which will dilute the interests of our shareholders. We expect that the Underwriter’s Warrant will be exercised when we would, in all likelihood, be able to obtain any needed capital on terms more favorable to us than those provided in the Underwriter’s Warrant. Any profit realized by the representative on the sale of Underwriter’s Warrant or the underlying securities may be deemed additional underwriting compensation. The Underwriter’s Warrant contains a cashless exercise provision. The Underwriter’s Warrant may not be sold, transferred, assigned or hypothecated for a period of one year from the date of this prospectus, except to officers or partners of the underwriters and members of the selling group and/or their officers or partners. We have agreed to indemnify the underwriters against certain civil liabilities, including liabilities under the Securities Act.

We have also agreed to appoint a designee of the representative to our board of directors concurrently with the closing of this offering. For a period of three years following the closing of this offering, we have further agreed to nominate the representative’s director designee to stand for election to our board of directors at any meeting of our shareholders at which directors will be elected. As a member of our board, the representative’s director designee will receive the same compensation as the highest compensated other non-officer director, and we will indemnify such director against claims arising from his service as a director to the same extent as other members of the board. John D. Lane, the Chairman and Chief Executive Officer of Lane Capital Markets, will initially be the representative’s director designee.

In addition, we have agreed to enter into a consulting agreement to retain the representative as a financial consultant for a period of three years at a fee of $36,000 per year, payable in full, at the closing of this offering. Under the consulting agreement, the representative will provide us with investment banking services as well as furnish advice to us in connection with any strategic transactions and other financial service matters as we may request, but the representative is not required to devote a specific amount of time to the performance of its duties thereunder.

Lane Capital Markets is principally engaged in providing securities brokerage, investment banking and related financial services to individuals, institutions and corporations. Lane Capital Markets provides consulting and financial services to private and public entities seeking to obtain or participate in financing arrangements. Although its Chairman and Chief Executive Officer, John D. Lane, has an extensive investment banking background and experience, Lane Capital Markets, as an entity, has limited experience conducting public equity offerings, having only co-underwritten one prior public equity offering.

Prior to this offering, there has been no public trading market for the Company’s securities. Consequently, the initial public offering price of the shares has been determined by negotiations between us and the representative and bears no relationship to our earnings, book value, net worth or other financial criteria of value and may not be indicative of the market price of our common stock after this offering. Among the factors considered in determining the offering price were our financial condition and prospects, market prices of similar securities of comparable publicly-traded companies, certain financial and operating information of companies engaged in activities similar to ours and the general condition of the securities market. Additionally, the initial public offering price of our shares may not be indicative of the prices that may prevail in the public market.

Stabilization, Short Positions and Penalty Bids

The underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Securities Exchange Act of 1934 (the “Exchange Act”):

•

Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the Underwriter is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriter may close out any short position by either exercising its over-allotment option and/or purchasing shares in the open market;

•

Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum;

•

Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which such underwriter may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering; and

•

Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or delaying a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the American Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor the underwriters make representation that the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Foreign Regulatory Restrictions on Purchase of Shares

We have not taken any action to permit a public offering of shares of our common stock outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to this offering of shares of our common stock and the distribution of the prospectus outside the United States.

Italy. This offering of shares of common stock has not been cleared by Consob, the Italian Stock Exchanges regulatory agency of public companies, pursuant to Italian securities legislation and, accordingly, no shares may be offered, sold or delivered, nor may copies of this prospectus or of any other document relating to the shares be distributed in Italy, except (1) to professional investors ( operatori qualificati); or (2) in circumstances which are exempted from the rules on solicitation of investments pursuant to Decree No. 58 and Article 33, first paragraph, of Consob Regulation No. 11971 of May 14, 1999, as amended. Any offer, sale or delivery of the shares or distribution of copies of this prospectus or any other document relating to the shares in Italy under (1) or (2) above must be (i) made by an investment firm, bank or financial intermediary permitted to conduct such activities in Italy in accordance with the Decree No. 58 and Legislative Decree No. 385 of September 1, 1993, or the Banking Act; and (ii) in compliance with Article 129 of the Banking Act and the implementing guidelines of the Bank of Italy, as amended from time to time, pursuant to which the issue or the offer of securities in Italy may need to be preceded and followed by an appropriate notice to be filed with the Bank of Italy depending, inter alia , on the aggregate value of the securities issued or offered in Italy and their characteristics; and (iii) in compliance with any other applicable laws and regulations.

Germany. The offering of shares of common stock is not a public offering in the Federal Republic of Germany. The shares may only be acquired in accordance with the provisions of the Securities Sales Prospectus Act (Wertpapier-Verkaudfspropsektgestz), as amended, and any other applicable German law. No application has been made under German law to publicly market the shares in or out of the Federal Republic of Germany. The shares are not registered or authorized for distribution under the Securities Sales Prospectus Act and accordingly may not be, and are not being, offered or advertised publicly or by public promotion. Therefore, this prospectus is strictly for private use and the offering is only being made to recipients to whom the document is personally addressed and does not constitute an offer or advertisement to the public. The shares of common stock will only be available to persons who, by profession, trade or business, buy or sell shares for their own or a third party’s account.

France. The shares of common stock offered by this prospectus may not be offered or sold, directly or indirectly, to the public in France. This prospectus has not been or will not be submitted to the clearance procedure of the Autorité des Marchés Financiers, or the AMF, and may not be released or distributed to the public in France. Investors in France may only purchase the shares offered by this prospectus for their own account and in accordance with articles L. 411-1, L. 441-2 and L. 412-1 of the Code Monétaire et Financier and decree no. 98-880 dated October 1, 1998, provided they are “qualified investors” within the meaning of said decree. Each French investor must represent in writing that it is a qualified investor within the meaning of the aforesaid decree. Any resale, directly or indirectly, to the public of the shares offered by this prospectus may be effected only in compliance with the above mentioned regulations.

“Les actions offertes par ce document d’information ne peuvent pas être, directement ou indirectement, offertes ou vendues au public en France. Ce document d’information n’a pas été ou ne sera pas soumis au visa de l’Autorité des Marchés Financiers et ne peut être diffusé ou distribué au public en France. Les investisseurs en France ne peuvent acheter les actions offertes par ce document d’information que pour leur compte propre et conformément aux articles L. 411-1, L. 441-2 et L. 412-1 du Code Monétaire et Financier et du décret no. 98-880 du 1 octobre 1998, sous réserve qu’ils soient des investisseurs qualifiés au sens du décret susvisé. Chaque investisseur doit déclarer par écrit qu’il est un investisseur qualifié au sens du décret susvisé. Toute revente, directe ou indirecte, des actions offertes par ce document d’information au public ne peut être effectuée que conformément à la réglementation susmentionnée.”

Switzerland. This prospectus may only be used by those persons to whom it has been directly handed out by the offeror or its designated distributors in connection with the offer described therein. The shares of common stock are only offered to those persons and/or entities directly solicited by the offeror or its designated distributors, and are not offered to the public in Switzerland. This prospectus constitutes neither a pubic offer in Switzerland nor an issue prospectus in accordance with the respective Swiss legislation, in particular but not limited to Article 652A Swiss Code Obligations. Accordingly, this prospectus may not be used in connection with any other offer, whether private or public and shall in particular not be distributed to the public in Switzerland.

United Kingdom. In the United Kingdom, the shares of common stock offered by this prospectus are directed to and will only be available for purchase to a person who is an exempt person as referred to at paragraph (c) below and who warrants, represents and agrees that: (a) it has not offered or sold, will not offer or sell, any shares offered by this prospectus to any person in the United Kingdom except in circumstances which do not constitute an offer to the public in the United Kingdom for the purposes of the section 85 of the Financial Services and Markets Act 2000

(as amended) (“FSMA”); and (b) it has complied and will comply with all applicable provisions of FSMA and the regulations made thereunder in respect of anything done by it in relation to the shares offered by this prospectus in, from or otherwise involving the United Kingdom; and (c) it is a person who falls within the exemptions to Section 21 of the FSMA as set out in The Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (“the Order”), being either an investment professional as described under Article 19 or any body corporate (which itself has or a group undertaking has a called up share capital or net assets of not less than £500,000 (if more than 20 members) or otherwise £5 million) or an unincorporated association or partnership (with net assets of not less than £5 million) or is a trustee of a high value trust or any person acting in the capacity of director ,officer or employee of such entities as defined under Article 49(2)(a) to (d) of the Order, or a person to whom the invitation or inducement may otherwise lawfully be communicated or cause to be communicated. The investment activity to which this document relates will only be available to and engaged in only with exempt persons referred to above. Persons who are not investment professionals and do not have professional experience in matters relating to investments or are not an exempt person as described above, should not review nor rely or act upon this document and should return this document immediately. It should be noted that this document is not a prospectus in the United Kingdom as defined in the Prospectus Regulations 2005 and has not been approved by the Financial Services Authority or any competent authority in the United Kingdom.

Israel. The shares of common stock offered by this prospectus have not been approved or disapproved by the Israeli Securities Authority (ISA). The shares may not be offered or sold, directly or indirectly, to the public in Israel. The ISA has not issued permits, approvals or licenses in connection with the offering of the shares or publishing the prospectus; nor has it authenticated the details included herein, confirmed their reliability or completeness, or rendered an opinion as to the quality of the shares being offered. Any resale, directly or indirectly, to the public of the shares offered by this prospectus is subject to restrictions on transferability and must be effected only in compliance with the Israeli securities laws and regulations.

Sweden. Neither this prospectus nor the shares of common stock offered hereunder have been registered with or approved by the Swedish Financial Supervisory Authority under the Swedish Financial Instruments Trading Act (1991:980) (as amended), nor will such registration or approval be sought. Accordingly, this prospectus may not be made available nor may the shares offered hereunder be marketed or offered for sale in Sweden other than in circumstances which are deemed not to be an offer to the public in Sweden under the Financial Instruments Trading Act. This prospectus may not be distributed to the public in Sweden and a Swedish recipient of the prospectus may not in any way forward the prospectus to the public in Sweden.

Norway. This prospectus has not been produced in accordance with the prospectus requirements laid down in the Norwegian Securities Trading Act 1997, as amended. This prospectus has not been approved or disapproved by, or registered with, either the Oslo Stock Exchange or the Norwegian Registry of Business Enterprises. This prospectus may not, either directly or indirectly be distributed to Norwegian potential investors.

Denmark. This prospectus has not been prepared in the context of a public offering of securities in Denmark within the meaning of the Danish Securities Trading Act No. 171 of 17 March 2005, as amended from time to time, or any Executive Orders issued on the basis thereof and has not been and will not be filed with or approved by the Danish Financial Supervisory Authority or any other public authority in Denmark. The offering of shares of common stock will only be made to persons pursuant to one or more of the exemptions set out in Executive Order No. 306 of 28 April 2005 on Prospectuses for Securities Admitted for Listing or Trade on a Regulated Market and on the First Public Offer of Securities exceeding EUR 2,500,000 or Executive Order No. 307 of 28 April 2005 on Prospectuses for the First Public Offer of Certain Securities between EUR 100,000 and EUR 2,500,000, as applicable.

Electronic Distribution of Prospectus

A prospectus in electronic format relating to our offering may be made available on the Internet sites or through other online services maintained by the underwriters or selling group members participating in this offering, or their affiliates. In those cases, prospective investors may view offering terms online and may be able to open an account online with the underwriters to participate in the public offering.

Other than the prospectus in electronic format, the information on any underwriter’s or any selling group member’s website and any information contained in any other website maintained by any underwriter or a selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us, any underwriter or any selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

EXPERTS

The financial statements included in this prospectus and in the registration statement have been audited by Chisholm, Bierwolf & Nilson, LLC, independent registered public accounting firm, to the extent and for the period set forth in their report appearing elsewhere in this prospectus and in the registration statement. The financial statements and the report of Chisholm, Bierwolf & Nilson, LLC are included in reliance upon their report given upon the authority of Chisholm, Bierwolf & Nilson, LLC as experts in auditing and accounting.

LEGAL MATTERS

The validity of our common stock offered hereby will be passed upon for us by Lehman & Eilen LLP, Boca Raton, Florida. The Sourlis Law Firm, Red Bank, New Jersey, is acting as counsel for the underwriters in this offering.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 145 of the Delaware General Corporation Law provides that a director or officer is not individually liable to the corporation or its stockholders or creditors for any damages as a result of any act or failure to act in his capacity as a director or officer unless it is proven that (1) his act or failure to act constituted a breach of his fiduciary duties as a director or officer and (2) his breach of those duties involved intentional misconduct, fraud or a knowing violation of law.

This provision is intended to afford directors and officers protection against and to limit their potential liability for monetary damages resulting from suits alleging a breach of the duty of care by a director or officer. As a consequence of this provision, stockholders of our company will be unable to recover monetary damages against directors or officers for action taken by them that may constitute negligence or gross negligence in performance of their duties unless such conduct falls within one of the foregoing exceptions. The provision, however, does not alter the applicable standards governing a director’s or officer’s fiduciary duty and does not eliminate or limit the right of our company or any stockholder to obtain an injunction or any other type of non-monetary relief in the event of a breach of fiduciary duty.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

During the two most recent fiscal years and interim period subsequent to December 31, 2005, we have had no disagreements with Chisholm, Bierwolf & Nilson, LLC, our independent auditor, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

VALUERICH, INC.

CONSOLIDATED FINANCIAL STATEMENTS

For the Quarter Ended September 30, 2006 (Unaudited)

and

The Years Ended December 31, 2005 and 2004

VALUERICH, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Directors of
ValueRich, Inc.

We have audited the accompanying balance sheets of ValueRich, Inc. as of December 31, 2005 and 2004, and the related statements of operations, stockholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the PCAOB (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ValueRich Inc. at December 31, 2005 and 2004, and the results of its operations and cash flows for the periods then ended in conformity with U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that ValueRich, Inc. will continue as a going concern. As discussed in Note 4 to the financial statements, ValueRich, Inc. has suffered recurring losses from operations and has a net capital deficiency that raises substantial doubt about the company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 4. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in Note 12 to the financial statements, there were errors in reporting the Company’s deferred revenue, warrants and debt. Accordingly, the financial statements have been restated to correct the errors.

/s/Chisholm, Bierwolf & Nilson
Chisholm, Bierwolf & Nilson, LLC
Bountiful, UT
January 13, 2006, except for notes 2, 8, 10 and 12 which are dated September 8, 2006.

VALUERICH, INC.

Consolidated Balance Sheets

		September 30, 2006	December 31,
		(Unaudited)	2005	2004
ASSETS
CURRENT ASSETS
Cash		$1,270,289	$218,058	$65,885
Accounts receivable	NOTE 3	114,030	54,566	7,167
Allowance for Doubtful Accounts	NOTE 3	(20,000)	—	—
Prepaid Expenses	NOTE 2-H	213,511	—	—
Total Current Assets		1,577,830	272,624	73,052

FIXED ASSETS
Fixed Assets, at cost	NOTE 2-J	97,460	69,495	69,495
Accumulated depreciation	NOTE 2-J	(41,144)	(27,364)	(12,927)
Net Fixed Assets		56,316	42,131	56,568
TOTAL ASSETS		$1,634,146	$314,755	$129,620

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable and accrued expenses		$96,388	$135,719	$43,791
Deferred Revenue	NOTE 2-I	521,610	208,009	298,265
Notes Payable – current portion	NOTE 8	352,800	—	—
Shareholder Notes Payable – current portion	NOTE 8	80,000	266,700	291,700
Convertible Shareholders’ Notes Payable – current portion	NOTE 8	—	32,500	—
Convertible Notes Payable – current portion	NOTE 8	50,000	287,500	237,500
Officer Advances - related party	NOTE 6	75,080	76,014	2,014
Total Current Liabilities		1,175,878	1,006,442	873,270
Shareholder Notes Payable – Long-Term	NOTE 8	72,842	—	—
Convertible Shareholders’ Notes Payable Long-Term	NOTE 8	—	—	—
Convertible Notes Payable Long-Term	NOTE 8	—	—	—
Total Long Term Debt		72,842	—	—
Total Liabilities		1,248,720	1,006,442	873,270

STOCKHOLDERS’ EQUITY
Common stock, 100,000,000 shares authorized of $0.01 par value, 6,492,644, 4,917,633 and 4,497,300 shares issued and outstanding, respectively		64,926	49,176	44,973
Capital in excess of par value		2,105,056	236,633	(41,173)
Accumulated Deficit		(1,784,556)	(977,496)	(747,450)
Total Stockholders’ Equity		385,426	(691,687)	(743,650)
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		$1,634,146	$314,755	$129,620

VALUERICH, INC.

Consolidated Statements of Operations

		For the Nine (9) Months Ended September 30, 2006	For the Nine (9) Months Ended September 30, 2005	For the Twelve (12) Months Ended December 31,
		(Unaudited)	(Unaudited)	2005	2004
REVENUE

Expos, net	NOTE 2-I	$437,508	$1,557,815	$1,557,815	$—
Magazines, net	NOTE 2-I	192,945	273,413	273,413	142,580
Other	NOTE 2-I	—	—	(1,204)	36,531
		630,453	1,831,228	1,830,024	179,111
COST OF SALES
Expos		357,952	773,048	770,867	123,732
Magazines		104,103	199,087	248,121	228,176
		462,055	972,135	1,018,988	351,908
GROSS PROFIT		168,398	859,093	811,036	(172,797)
OPERATING EXPENSES
Sales & Marketing		24,022	2,785	2,786	12,258
Staffing Costs		482,618	504,842	589,614	203,326
Office Expenses		173,911	186,284	300,332	152,102
Professional Fees		103,053	23,437	68,031	92,720
Stock Issued for Financial/Strategic Services	NOTE 5	70,000	683	683	—
Stock Issued for Debt Instrument Penalties	NOTES 5, 8	67,519	—	—	—
Stock Issued Late to Founder/Employees	NOTE 5	70,000	3,626	3,626	—
Depreciation Expense		13,780	6,119	14,438	10,348
		1,004,903	727,776	979,510	470,754
NET OPERATING INCOME (LOSS)		(836,505)	131,317	(168,474)	(643,551)
OTHER INCOME (EXPENSE)
Interest Income (Expense)		8,154	(27,022)	(61,572)	(30,506)
Other Income (Expense)		21,291	(500)	(500)	971
		29,445	(27,522)	(76,010)	(40,854)
NET PROFIT/(LOSS) BEFORE INCOME TAX		(807,060)	103,795	(230,046)	(674,057)
Income tax	NOTE 2-D	—		—	—
NET PROFIT/(LOSS)		$(807,060)	$103,795	$(230,046)	$(674,057)
BASIC LOSS PER COMMON SHARE	NOTE 2-B	$(0.14)	$0.02	$(0.05)	$(0.17)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING		5,717,192	4,222,525	4,404,799	4,003,232

VALUERICH, INC.

Consolidated Statements of Stockholders’ Equity

	Shares	Amount	Additional Paid-in-Capital	Retained Earnings

Balance at December 31, 2003	4,068,000	$40,680	$(47,613)	$(73,393)

Shares issued for cash at $0.025 per share	429,300	4,293	6,440	—
Net Loss for the twelve months ended December 31, 2004	—	—	—	(674,057)

Balance at December 31, 2004	4,497,300	$44,973	$(41,173)	$(747,450)

Shares issued for services at $0.025 per share	27,333	273	410	—
Shares issued for employees for bonus/incentive at $0.025 per share	145,000	1,450	2,176	—
Shares issued for cash at $0.01 per share	50,000	500	—	—
Shares issued for cash at $1.40 per share	198,000	1,980	275,220	—
Net Loss for the twelve months ended December 31, 2005	—	—	—	(230,046)

Balance at December 31, 2005	4,917,633	$49,176	$236,633	$(977,496)

Shares issued for conversion of debt and accrued interest at $1.50 per share	194,930	1,949	290,444	—
Shares issued for debt penalties at $1.50 per share	45,013	450	67,069	—
Shares issued for cash at $1.40 per share	1,235,068	12,351	1,716,745
Shares issued for services at $1.40 per share	50,000	500	69,500	—
Shares issued late to founder at $1.40 per share	50,000	500	69,500	—
Fund Raising Costs	—	—	(344,835)	—
Net Loss for the nine months ended September 30, 2006 (Unaudited)	—	—	—	(807060)

Balance at September 30, 2006 (unaudited)	6,492,644	$64,926	$2,105,056	$(1,784,556)

VALUERICH, INC.

Consolidated Statements of Statements of Cash Flows

	For the Nine (9) Months Ended September 30,	For the Nine (9) Months Ended September 30,	For the Twelve (12) Months Ended December 31,
	2006	2005	2005	2004
	(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(807,060)	$103,795	$(230,046)	$(674,057)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	13,780	6,119	14,437	10,347
Non-Cash Stock Issuance	207,519	4,309	4,309	—
Changes in operating assets and liabilities:
(Increase) Decrease in accounts receivable	(59,464)	(5,598)	(47,399)	(7,165)
Increase (decrease) in allowance for doubtful accounts	20,000	—	—	—
(Increase) decrease in prepaid expenses	(213,511)	—	—	—
Increase (decrease) in accounts payable and accrued expenses	(39,331)	(238,691)	91,928	43,981
Increase (decrease) in deferred revenue	313,601	4,528	(90,256)	298,265
Net Cash Used in Operating Activities	(564,466)	(125,538)	(257,027)	(328,629)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of Fixed Assets	(27,965)	—	—	(38,910)
Net Cash Used in Investing Activities	(27,965)	—	—	(38,910)

CASH FLOWS FROM FINANCING ACTIVITIES:
Common stock transactions, net	1,676,654	7,424	277,700	(1,000)
Proceeds from notes payable	352,800	—	—	—
Proceeds from shareholder notes payable	—	—	—	71,700
Repayments of shareholder notes payable	(113,858)	(25,000)	(25,000)	—
Proceeds from convertible shareholders’ notes payable	—	32,500	32,500	—
Repayment of convertible shareholders’ notes payable	(32,500)	—	—	—
Proceeds from convertible notes payable	—	50,000	50,000	237,500
Repayment of convertible notes payable	(237,500)	—	—	—
Officer advances (payments), net	(934)	40,000	74,000	(68,206)
Net Cash Provided by Financing Activities	1,644,662	104,924	409,200	239,994

NET INCREASE (DECREASE) IN CASH	1,052,231	(20,614)	152,173	(127,545)

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	218,058	65,885	65,885	193,430

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$1,270,289	$45,271	$218,058	$65,885

SUPPLEMENTAL CASH FLOW INFORMATION
Cash Paid For:
Interest	$20,853	$17,647	$23,530	$23,504
Income taxes	$—	$—	$—	$—
Non-Cash Financing Activities:
Non-Cash Stock Issuance	$207,519	$4,309	$4,309	$—

VALUERICH, INC.

Notes to the Financial Statements

NOTE 1 — GENERAL ORGANIZATION AND BUSINESS

ValueRich, Inc., (the Company), was incorporated under the laws of the state of Florida on July 11, 2003. The Company operates various online and offline media-based properties for corporate and financial professionals. Its properties include 1) iValueRich.com, 2) ValueRich magazine and 3) the ValueRich Small-cap Financial Expo. iValueRich.com is a global online community providing a complete range of practical business solutions for all public companies and the millions of industry related businesses and professionals that seek to do business with each other. The small-cap financial expo is a unique expo-style financial conference format for small-cap public companies to showcase their products and services and have continuous access to investment bankers and buy-side professionals. ValueRich magazine is published quarterly and is a glossy full-color magazine of approximately 120 pages that is geared toward an affluent readership of investment related professionals and corporate leaders.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The relevant accounting policies and procedures are listed below.

A. Accounting Basis

The statements were prepared following generally accepted accounting principles of the United States of America consistently applied.

B. Earnings (Loss) Per Share

The computation of earnings per share of common stock is based on the weighted average number of shares outstanding at the date of the financial statements.

	Income (Loss) (Numerator)	Shares (Denominator)	Per-Share Amount

For the Quarter Ended September 30, 2006: Basic EPS Income (loss) to common stockholders	$(807,060)	5,717,192	$(0.14)
For the Year Ended December 31, 2005: Basic EPS Income (loss) to common stockholders	$(230,046)	4,404,799	$(0.05)
For the Year Ended December 31, 2004: Basic EPS Income (loss) to common stockholders	$(674,057)	4,003,232	$(0.17)

Securities that could potentially dilute basic earnings per share (“EPS”) in the future that are not included in the computation of diluted EPS because to do so would have been anti-dilutive for the periods presented consist of:

	September 30, 2006	December 31,
		2005	2004
	(Unaudited)
Warrants to purchase common stock	2,189,022	431,339	133,336
Shares issuable upon conversion of 6% Convertible Shareholder Notes	45,833	258,352	158,343
Excluded shares	2,234,855	689,671	291,679

C. Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less to be cash equivalents.

VALUERICH, INC.

Notes to the Financial Statements

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

D. Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss, tax credit carry-forwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

At December 31, 2005, the Company had net operating losses of $738,782 which begin to expire in 2018.

The company’s deferred tax assets consist of the following:

	September 30,	December 31,
	2006	2005	2004
	(Unaudited)
Net operating loss carryforward	$606,750	$332,350	$254,130
Valuation Allowance	(606,750)	(332,350)	(254,130)
Net deferred tax asset	$—	$—	$—

The components of current income tax expense as of September 30, 2006 and December 31, 2005 and 2004, respectively, are as follows:

	September 30,	December 31,
	2006	2005	2004
	(Unaudited)
Current federal tax expense	$—	$—	$—
Current state tax expense	—	—	—
Change in NOL benefits	(274,400)	(78,220)	(229,180)
Change in valuation allowance	274,400	78,220	229,180
Income tax expense	$—	$—	$—

E. Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. In these financial statements assets and liabilities involve extensive reliance on management’s estimates. Actual results could differ from those estimates.

F. New Technical Pronouncements

The Company has adopted all recently issued accounting pronouncements. The adoption of the accounting pronouncements is not anticipated to have a material effect on the operations of the Company.

G. Financial Instruments

The recorded amounts of financial instruments, including cash equivalents, accounts receivable, accounts payable and short term notes approximate their market values as of September 30, 2006 and December 31, 2005 and 2004. The Company has no investments in derivative financial instruments.

VALUERICH, INC.

Notes to the Financial Statements

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

H. Impairment of Long-Lived Assets

In accordance with Financial Accounting Standards Board Statement No. 144, the Company records impairment of long-lived assets to be held and used or be disposed of when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount.

I. Revenue Recognition

Revenues are recognized in the period that services are provided. The Company recognizes revenue for all of its offerings, including but not limited to event fees, subscription fees, advertising fees and the other revenue sources (“Products”), in accordance with Staff Accounting Bulletin No. 104, REVENUE RECOGNITION (“SAB104”), which superseded Staff Accounting Bulletin No. 101, REVENUE RECOGNITION IN FINANCIAL STATEMENTS (“SAB101”). SAB 101 requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred; (3) the selling price is fixed and determinable; and (4) collectibility is reasonably assured. Determination of criteria (2) is based on the event date, magazine publication date and other service delivery date. Determination of criteria (3) and (4) are based on management’s judgments regarding the fixed nature of the selling prices of the Products delivered and the collectibility of those amounts. Provisions for discounts and rebates to customers, estimated returns and allowances, and other adjustments are provided for in the same period the related sales are recorded. The Company defers any revenue for which the Product has not been delivered or is subject to refund until such time that the Company and the customer jointly determine that the product has been delivered or no refund will be required. Therefore, revenue recognition for advanced billings or payments received in advance for Products are deferred as follows: 1) event fees are deferred until the date the event is actually held, 2) magazine subscription and advertising fees are deferred until the date of publication and 3) other revenue sources, such as consulting, are deferred until the services have been performed.

J. Fixed Assets

Fixed Assets are reported at cost. Depreciation is computed using the straight-line method over their estimated useful lives ranging from five to fifteen years. As of the balance sheet dates, the fixed assets consisted of the following:

	September 30,	December 31,
	2006	2005	2004
	(Unaudited)
Furniture and Fixtures	$26,766	$25,280	$25,280
Leasehold Improvements	29,978	20,088	20,088
Computers and Equipment	40,716	24,127	24,127
Accumulated Depreciation	(41,144)	(27,364)	(12,927)
Fixed Assets, net	$56,316	$42,131	$56,568

VALUERICH, INC.

Notes to the Financial Statements

NOTE 3 — ACCOUNTS RECEIVABLE

The Company’s accounts receivable as of September 30, 2006 and December 31, 2005 and 2004 consist of:

	September 30,	December 31,
	2006	2005	2004
	(Unaudited)
Accounts Receivable	$114,030	$54,566	$7,167
Less: Allowance for Doubtful Accounts	(20,000)	—	—
Net Accounts Receivable	$94,030	$54,566	$7,167

Management reviews its accounts receivable on a regular basis. If an account has a balance which is six months old, it is the policy of the company to record an allowance for doubtful accounts. The Company will continue to pursue all collection efforts. If at a later date, the account is deemed uncollectible, the account balance will be written off.

NOTE 4 — GOING CONCERN

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has suffered recurring operating losses and is dependent upon raising capital to continue operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. It is management’s intention to raise funds through an Initial Public offering in the last quarter of 2006. The proposed offering should net the company between $4,000,000 and $6,000,000.

NOTE 5 — STOCK TRANSACTIONS

During 2004 the Company issued 429,300 shares of common stock for cash at $.025 per share in several different transactions.

On June 6, 2005 the Company issued 27,333 shares of common stock for services at $.025 per share.

On June 15, 2005, the Company issued 145,000 shares of common stock to certain employees for services rendered on behalf of the Company, valued at $.025 per share.

On August 10, 2005 the Company issued 50,000 shares of common stock for cash at $.01 per share.

On December 27, 2005 the Company issued 198,000 shares of common stock for cash at $1.40 per share.

During 2005, the Board of Directors authorized a 4 for 1 forward stock split.

On May 15, 2006, the company issued 50,000 shares of common stock for services at $1.40 per share.

On June 16, 2006, the company issued 194,930 shares of common stock for the conversion of debt and accumulated interest at $1.50 per share.

On June 16, 2006, the company issued 45,013 shares of common stock for the certain debt penalties at $1.50 per share.

On June 16, 2006, the company issued 50,000 shares of common stock to a founder that had previously been overlooked. Due to the increase in the per share value, the company recognized an expense at $1.40 per share.

VALUERICH, INC.

Notes to the Financial Statements

NOTE 5 — STOCK TRANSACTIONS – (continued)

On June 22, 2006, the Board of Directors authorized a 10 for 1 reverse stock split. These financial statements have been retroactively restated for the split.

During the nine months ended September 30, 2006, the company issued 1,235,068 shares of common stock to third parties for cash at $1.40 per share.

The company has 100,000,000 common shares authorized.

NOTE 6 — RELATED PARTY TRANSACTION

The Company’s CEO and President has advanced funds to the Company as needed. The transactions are detailed as follows:

	September 30,	December 31,
	2006	2005	2004
	(Unaudited)
Balance, beginning of year	$76,014	$2,014	$70,220
Advances received	—	89,000	—
Payments made	(934)	15,000	68,206
Balance, end of year	$75,080	$76,014	$2,014

The company leases office space from Mr Visconti the company’s president, see Note 8.

Various shareholders have made loans to the company. These loans are convertible into common stock of the Company at a rate of $1.50 per share. See Note 8 for details.

NOTE 7 — OPERATING LEASES AND OTHER COMMITMENTS:

The Company leases a 1750 square foot office facility at $32,400 per year from Joseph C. Visconti CEO and President. There is no lease in place the company pays on a month to month basis. The company is currently looking for a larger space.

NOTE 8 — DEBT

The Company’s debt is detailed as follows:

	September 30,	December 31,
	2006	2005	2004
	(Unaudited)
NOTES PAYABLE:
Note payable to a company 5% interest accrued, Issued 7/06, Matures 12/06	$352,800	$—	$—
TOTAL NOTES PAYABLE	$352,800	$—	$—
SHAREHOLDER NOTES PAYABLE:
Note payable to an individual 10% interest accrued, Issued 9/03, Matures 5/04	$—	$50,000	$50,000
Note payable to an individual 10% interest accrued, Issued 12/03, Matures 4/05	$—	$—	$25,000
Notes payable (2) to an individual 10%-12.5% interest accrued, Issued 9/03 & 4/04, Matures 5/04 & 12/04	$45,000	$5,000	$45,000
Notes payable to an individual 10% interest accrued, Issued 12/03, Matures 7/04	$10,000	$25,000	$25,000
Note payable to an individual 10% interest accrued, Issued 8/04, Matures 12/04	$25,000	$25,000	$25,000
Notes payable (4) to an individual 10%-15% interest accrued, Issued 10/03, 4/04, 6/04 & 5/06, Matures 12/04, 12/04, 7/05 & 5/09	$72,842	$121,700	$121,700
TOTAL SHAREHOLDER NOTES PAYABLE	$152,842	$266,700	$291,700

VALUERICH, INC.

Notes to the Financial Statements

NOTE 8 — DEBT – (continued)

	September 30,	December 31,
	2006	2005		2004
	(Unaudited)
CONVERTIBLE SHAREHOLDER NOTES PAYABLE:
Note payable to an individual 6% interest accrued, Issued 3/05, convertible Matures 7/05	$—		$12,500		$—
Notes payable to an individual 6% interest accrued, Issued 4/05, convertible Matures 7/05	$—		$20,000		$—
TOTAL SHAREHOLDER NOTES PAYABLE	$—		$32,500		$—

CONVERTIBLE NOTES PAYABLE:
Note payable to an individual 6% interest accrued, Issued 8/04, convertible Matures 7/05	$—		$50,000		$50,000
Note payable to an individual 6% interest accrued, Issued 9/04, convertible Matures 7/05	$25,000		$25,000		$25,000
Note payable to an individual 6% interest accrued, Issued 10/04, convertible Matures 7/05	$25,000		$25,000		$25,000
Note payable to a company 6% interest accrued, Issued 11/04, convertible Matures 07/05	$—		$25,000		$25,000
Note payable to a company 6% interest accrued, Issued 11/04, convertible Matures 7/05	$—		$37,500		$37,500
Note payable to an individual 6% interest accrued, Issued 12/04, convertible Matures 7/05	$—		$12,500		$12,500
Note payable to an individual 6% interest accrued, Issued 12/04, convertible Matures 7/05	$—		$25,000		$25,000
Note payable to a company 6% interest accrued, Issued 1/05, convertible Matures 7/05	$—		$25,000		$—
Note payable to an individual 6% interest accrued, Issued 1/05, convertible Matures 7/05	$—		$12,500		$—
Notes payable to an individual 6% interest accrued, Issued 4/05, convertible Matures 7/05	$—		$12,500		$—
Note payable to a company 6% interest accrued, Issued 12/04, convertible Matures 7/05	$—		$25,000		$25,000
Note payable to an individual 6% interest accrued, Issued 12/04, convertible Matures 7/05	$—		$12,500		$12,500
TOTAL CONVERTIBLE NOTES PAYABLE	$50,000		$287,500		$237,500

TOTAL DEBT	$555,642		$586,700		$529,200

Less: Current Portion Notes Payable	$(352,800)	$	(—)	$	(—)
Less: Current Portion Shareholder Notes Payable	$(80,000)		$(266,700)		$(291,700)
Less: Current Portion Convertible Shareholder Notes Payable	$ (—)		$(32,500)	$	(—)
Less: Current Portion Convertible Notes Payable	$(50,000)		$(287,500)		$(237,500)

TOTAL LONG-TERM NOTES PAYABLE	$72,842		$—		$—

The $352,800 notes payable is due and payable five (5) business days after the closing of the contemplated IPO.

VALUERICH, INC.

Notes to the Financial Statements

NOTE 8 — DEBT – (continued)

The $45,000, $10,000 and $25,000 shareholder notes as well as the $25,000 and $25,000 convertible notes are in default at September 30, 2006. However, the Company has been given waivers from the noteholders to extend the repayment obligation until the earlier of January 1, 2007 or seven (7) days following the IPO. These waivers, however, are not in writing.

In addition to the information stated above, other material terms of the convertible debt instruments include: 1) a conversion price of $1.50 per share; 2) a debt penalty to include the issuance of additional shares upon conversion totaling 10% of the shares into which the note may convert if the Company’s shares are not listed for public trading on or before October 1, 2004; 3) a debt penalty to include the issuance of additional shares upon conversion totaling 15% of the shares into which the note may convert if the Company’s shares are not listed for public trading on or before December 31, 2004 and 4) a warrant to purchase the same number of shares into which the original principal amount could be converted at an exercise price of $2.00 per share.

NOTE 9 — THE EFFECT OF RECENTLY ISSUED ACCOUNTING STANDARDS

Below is a listing of the most recent accounting standards SFAS 150-154 and their effect on the Company.

Statement No. 150 Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (Issued 5/03)

This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity.

Statement No. 151 Inventory Costs – an amendment of ARB No. 43, Chapter 4 (Issued 11/04)

This statement amends the guidance in ARB No. 43, Chapter 4, Inventory Pricing, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Paragraph 5 of ARB 43, Chapter 4, previously stated that “…under some circumstances, items such as idle facility expense, excessive spoilage, double freight and re-handling costs may be so abnormal ass to require treatment as current period charges….” This Statement requires that those items be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal.” In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities.

Statement No. 152 Accounting for Real Estate Time-Sharing Transactions (an amendment of FASB Statements No. 66 and 67)

This Statement amends FASB Statement No. 66, Accounting for Sales of Real Estate, to reference the financial accounting and reporting guidance for real estate time-sharing transactions that is provided in AICPA Statement of Position (SOP) 04-2, Accounting for Real Estate Time-Sharing Transactions.

This Statement also amends FASB Statement No. 67, Accounting for Costs and Initial Rental Operations of Real Estate Projects, states that the guidance for (a) incidental operations and (b) costs incurred to sell real estate projects does not apply to real estate time-sharing transactions. The accounting for those operations and costs is subject to the guidance in SOP 04-2.

Statement No. 153 Exchanges of Non-monetary Assets (an amendment of APB Opinion No. 29)

The guidance in APB Opinion No. 29, Accounting for Non-monetary Transactions, is based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, includes certain exceptions to the principle. This Statement amends Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assts and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange.

VALUERICH, INC.

Notes to the Financial Statements

NOTE 9 — THE EFFECT OF RECENTLY ISSUED ACCOUNTING STANDARDS – (continued)

Statement No. 154 Accounting Changes and Error Corrections (a replacement of APB Opinion No. 20 and FASB Statement No. 3)

This Statement replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principle. This Statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed.

The adoption of these new Statements is not expected to have a material effect on the Company’s current financial position, results or operations, or cash flows.

NOTE 10 — WARRANTS

The following table summarizes the changes in warrants outstanding and the related prices for the shares of the Company’s common stock issued to non-employees of the Company. These warrants were granted in connection with the convertible shareholder notes payable.

	Warrants Outstanding			Warrants Exercisable
Year	Exercise Price	Number Shares Outstanding	Weighed Average Contractual Life (Years)	Number Exercisable	Weighted Average Exercise Price

2004	$2.00	133,336	2.14	133,336	$2.00
2005	$1.93	431,339	1.43	431,339	$1.93
2006	$1.92	2,189,022	1.44	2,189,022	$1.92

Transactions involving the Company’s warrant issuance are summarized as follows:

	Number of Shares	Weighted Average Exercise Price

Outstanding at January 1, 2004	—		$—

Granted	133,336		$2.00
Exercised	—		$—
Cancelled	(—)	$	(—)
Outstanding at December 31, 2004	133,336		$2.00

Granted	298,003		$1.93
Exercised	—		$—
Cancelled	(—)	$	(—)
Outstanding at December 31, 2005	431,339		$1.95

Granted	1,824,351		$1.92
Exercised	—		$—
Cancelled	(66,668)		$(2.00)
Outstanding at September 30, 2006	2,189,022		$1.92

The estimated value of the warrants granted to non-employees as a financing incentive was determined using the Black-Scholes pricing model and the following assumptions: In 2006, stock price $1.50, exercise price $2.00, expected term of 2 years, a risk free interest rate of 4.24%, a dividend yield of 0% and volatility of 0% per calculations at the time of issuance. In 2005, stock price $.025, exercise price $2.00, expected term of 2 year, a risk

VALUERICH, INC.

Notes to the Financial Statements

NOTE 10 — WARRANTS – (continued)

free interest rate of 3.88%, a dividend yield of 0% and volatility of 0% per calculations at the time of issuance. In 2004, stock price $.025, exercise price $2.00, expected term of 2 years, a risk free interest rate of 1.875%, a dividend yield of 0% and volatility of 0%. The amount of the expense charged to operations for warrants granted as a finance incentive was $0, $0 and $0 during the quarter ended September 30, 2006 and the years ended December 31, 2005 and 2004, respectively.

In 2006, all of the warrants issued were done so in conjunction with a private equity placement as prospective shareholders were given warrants as an additional investment incentive. Accordingly, any value assigned to the warrants would have been charged to additional paid in capital (equity) and not taken as an expense to operations.

NOTE 11 — UNAUDITED PRESENTATION

The information furnished herein for the September 30, 2006 period, was taken from the books and records of the Company without audit. However, such information reflects all normal and recurring adjustments which are, in the opinion of management, necessary to properly reflect the results of the interim period presented. The information presented is not necessarily indicative of the results from operations expected for the full fiscal year.

NOTE 12 — RESTATEMENT OF PRIOR YEARS

The information furnished herein for the years ending December 31, 2005 and 2004 have been restated to account for the adjustments below, which, in the opinion of management, were necessary to properly reflect the operating results and financial status of the Company.

Deferred Revenue

The Company has restated prior year revenues to properly defer amounts in accordance with Note 2-I. It has been determined that “delivery” had not occurred for certain previously recognized amounts. The restatement resulted in an increase in revenues for the year ending December 31, 2005 of $90,256 and a decrease in the revenues for the year ending December 31, 2004 of $286,532. In addition, deferred revenue liabilities of $208,009 and $298,265 were recorded at December 31, 2005 and 2004, respectively.

Deferred Revenue

As a result of the restatement of prior year revenues, the Company has recalculated and amended the income tax and net operating loss benefits as shown in Note 2-D. The restatement resulted in an increase to the net operating loss carryforward of $66,750 and $97,430 for the years ending December 31, 2005 and 2004, respectively.

Outstanding Warrants

The outstanding warrants and warrant characteristics presented in Note 2-B and Note 10 have been restated and, accordingly, the respective weighted average contractual life and weighted average exercise price have been recalculated. The restatement resulted in an increase of 296,333 total excluded shares and 25,010 total excluded shares for the years ending December 31, 2005 and 2004, respectively.

Debt

The characteristics of certain debt instruments as outlined in Note 8 herein have been restated to properly classify the instruments as long-term vs. short-term, convertible vs. non-convertible and/or shareholder related vs. non-shareholder related. The Company’s total debt obligations for the respective periods remained the same.

ValueRich, Inc.
Interim Comparative Statement of Operations
For the Nine (9) Months Ended September 30, 2006

	Jan – Sep 06	Jan – Sep 05	$ Change	% Change	NOTES
REVENUE
Expos	$437,508	$1,557,815	$(1,120,307)	(72%)	1
Magazines	192,945	273,413	(80,468)	(29%)	2
	630,453	1,831,228	(1,200,775)	(66%)
COST OF SALES
Expos	357,952	773,048	(415,096)	(54%)	3
Magazines	104,103	199,087	(94,984)	(48%)	3
	462,055	972,135	(510,080)	(52%)
GROSS PROFIT	168,398	859,093	(690,695)	(80%)

OPERATING EXPENSES
Sales & Marketing	24,022	2,785	21,237	763%
Staffing Costs	482,618	504,842	(22,224)	(4%)
Office Expense	173,911	186,284	(12,373)	(7%)
Professional Fees	103,053	23,437	79,616	340%	4
Stock Issued for Financial/Strategic Services	70,000	683	69,317	10,149%	5
Stock Issued for Debt Instrument Penalties	67,519	—	67,519	100%	5
Stock Issued Late to Founder/Employees	70,000	3,626	66,374	1,830%	5
Depreciation Expense	13,780	6,119	7,661	125%
	1,004,903	727,776	277,127	38%
NET OPERATING INCOME (LOSS)	(836,505)	131,317	(967,822)	(737%)

OTHER INCOME (EXPENSES)
Interest Income (Expense)	8,154	(27,022)	35,176	130%
Other Income (Expense)	21,291	(500)	21,791	4,358%
	29,445	(27,522)	56,967	207%
NET PROFIT (LOSS) BEFORE TAXES	$(807,060)	$103,795	$(910,855)	(878%)

NOTES (For variances greater than $50,000 AND 20%)

1.

There are two primary reasons for the revenue variance. First, the size of the Company’s expos from 2005 to 2006 has changed. The 2005 expos were the Company’s largest conventions to date with the number of exhibiting companies and sponsors more than doubling that of the 2006 expos. Following the 2005 expos, which were held in a large convention-type setting, management realized that its exhibiting companies realized greater value and promotional effectiveness when presenting in a smaller, more intimate setting. Second, in 2005 the Company held expos in March and September whereas in 2006 the Company held expos in March and October. Therefore, as of September, the 2006 expo revenue reflects one less expo.

2.

Exhibiting companies and industry professionals that attend the Company’s expos are the largest source of magazine advertisement revenues. Thus, the initiative taken by management to reduce the size of expos following the spring 2005 event had an impact on its magazine publication model. In addition, the timing of the expos in 2005 and 2006 as described in note 1 also contributed to the variance.

3.

See notes 1 and 2 for an explanation of the shift in the Company’s expo business model and the timing of the events between years. Both explanations are the primary cause of the reduction in cost of sales expense.

4.

In 2006, the Company incurred additional expenses for a contracted bookkeeper as well as part-time financial consultants to assist with its increased accounting/finance needs. In addition, the Company incurred legal expenses associated with the handling of its private placement offerings.

5.

The reason for the increase is in 2006 1) the Company recognized an expense for the issuance of 50,000 shares of common stock for services, 2) the Company recognized an expense for the issuance of 50,000 shares of common stock to a founder that had previously been overlooked in prior years and 3) the Company issued shares in accordance with certain debt instrument penalties related to a delay in the IPO.

ValueRich, Inc.
Interim Comparative Statement of Cash Flows
For the Nine (9) Months Ended September 30, 2006

	For the Nine (9) Months Ending
	09/30/06	09/30/05	$ Change	% Change	NOTES
	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(807,060)	$103,795	(910,855)	(878%)	1
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	13,780	6,119	7,661	125%
Stock issued for services	207,519	4,309	203,210	4,715%	2
Changes in operating assets and liabilities:
(Increase) decrease in accounts receivable	(59,464)	(5,598)	(53,866)	(962%)	3
Increase (decrease) in allowance for doubtful accounts	20,000	—	20,000	100%
Increase (decrease) in prepaid expenses	(213,511)	—	(213,511)	100%	4
Increase (decrease) in accounts payable and accrued expenses	(39,331)	(238,691)	199,360	84%	3
Increase (decrease) in deferred revenue	313,601	4,528	309,073	6,826%	5
Net Cash Used in Operating Activities	(564,466)	(125,538)	(438,928)	(350%)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of fixed assets	(27,965)	—	(27,965)	(100%)
Net Cash Used in Investing Activities	(27,965)	—	(27,965)	(100%)

CASH FLOWS FROM FINANCING ACTIVITIES:
Common stock transactions, net	1,676,654	7,424	1,669,230	22,484%	6
Proceeds from notes payable	352,800	—	—	100%	7
Repayments of shareholder notes payable	(113,858)	(25,000)	(88,858)	(355%)	7
Proceeds from convertible shareholders’ notes payable	—	32,500	(32,500)	(100%)	7
Repayment of convertible shareholders’ notes payable	(32,500)	—	(32,500)	(100%)	7
Proceeds from convertible notes payable	—	50,000	(50,000)	(100%)	7
Repayment of convertible notes payable	(237,500)	—	(237,500)	(100%)	7
Officer advances (payments), net	(934)	40,000	(40,934)	(102%)
Net Cash Provided by Financing Activities	1,644,662	104,924	1,539,738	1,467%

NET INCREASE (DECREASE) IN CASH	$1,052,231	$(20,614)	1,072,845	5,204%

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	218,058	65,885	152,173	231%

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$1,270,289	$45,271	1,225,018	2,706%

NOTES (For variances greater than $50,000 AND 20%)

1.

See comparative Statement of Operations for an explanation.

2.

The reason for the increase is in 2006 1) the Company recognized an expense for the issuance of 50,000 shares of common stock for services, 2) the Company recognized an expense for the issuance of 50,000 shares of common stock to a founder that had previously been overlooked in prior years and 3) the Company issued shares in accordance with certain debt instrument penalties related to a delay in the IPO.

3.

The variance is merely a timing difference as accounts payable/accrued expenses vary based on the Company’s receipt of vendor invoices, payroll processing dates, note interest payment due dates, etc. and the Company’s policy as it relates to vendor payment processing procedures. There are no material transactions to report otherwise.

4.

As is stated in Note 2-I with regards to the Company’s revenue recognition policy, expenses directly related to an event and/or magazine subscription that has yet to be held and/or published are recorded as prepaid expenses and deferred until delivery has occurred for proper matching of revenues and expenses.

5.

Please see Note 2-I in the Notes to the Financials for a detailed explanation of the Company’s policy as it relates to the recognition of revenues and likewise the need to establish a deferred revenue liability.

6.

In 2006, the Company authorized the issuance of securities as part of a private placement memorandum. In addition, several of the Company’s debt holders elected to exercise their option to covert all or part of their instruments into common stock. No such transactions occurred in the first nine months of 2005.

7.

The variances are a result of a variety of debt issuances, conversions and repayments. See Note-8 in the Notes to the Financials for a detailed reconciliation of debt instruments.

Until ______________, 2006 (90 days after the date of this prospectus), all dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

		2,000,000 SHARES OF COMMON STOCK COMMON STOCK

No dealer, salesman or any other person has been authorized to give any information or to make any representations other than those contained in this prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the company. This prospectus does not constitute an offer to sell or solicitation of an offer to buy, by any person in any jurisdiction in which it is unlawful for such person to make such offer or solicitation. Neither the delivery of this prospectus nor any offer, solicitation or sale made hereunder shall, hereunder shall, under any circumstances create any implication that the information herein is correct as of any time subsequent to the date of this prospectus.

TABLE OF CONTENTS		PROSPECTUS

Prospectus Summary	3	LANE CAPITAL MARKETS, LLC
Risk Factors	7
Dilution	15
Where You Can Get More Information	15
Use of Proceeds	16
Management’s Discussion and Analysis or Plan of Operations	16
Capitalization	20
Dividend Policy	20
Our Business	20
Directors and Executive Officers	25
Litigation	27
Available Information	27
Certain Relationships and Related Party Transactions	28
Executive Compensation	28
Security Ownership of Certain Beneficial Owners and Management	30
Determination of Offering Price	30
Description of Securities	31
Shares Eligible for Future Sale	31
Underwriting	32
Experts	37
Legal Matters	37
Indemnification of Directors and Officers	37
Changes in and Disagreements with Accountants	37
Financial Statements	F-1	, 2006

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24. Indemnification of Directors and Officers

Section 145 of the Delaware Corporation Law provides that a director or officer is not individually liable to the corporation or its stockholders or creditors for any damages as a result of any act or failure to act in his capacity as a director or officer unless it is proven that (1) his act or failure to act constituted a breach of his fiduciary duties as a director or officer and (2) his breach of those duties involved intentional misconduct, fraud or a knowing violation of law.

This provision is intended to afford directors and officers protection against and to limit their potential liability for monetary damages resulting from suits alleging a breach of the duty of care by a director or officer. As a consequence of this provision, stockholders of our company will be unable to recover monetary damages against directors or officers for action taken by them that may constitute negligence or gross negligence in performance of their duties unless such conduct falls within one of the foregoing exceptions. The provision, however, does not alter the applicable standards governing a director’s or officer’s fiduciary duty and does not eliminate or limit the right of our company or any stockholder to obtain an injunction or any other type of non-monetary relief in the event of a breach of fiduciary duty.

Item 25. Other Expenses of Issuance and Distribution.

The estimated expenses for the issuance and distribution of shares of common stock registered hereby, other than the underwriting commissions and fees and underwriter’s non-accountable expense allowance are set forth in the table below.

Registration fees	$1,041
NASD registration fee	$3,450
Transfer agent fees	$2,500
AMEX application fee	$55,000
Costs of printing and engraving	$10,000
Legal fees	$50,000
Accounting fees	$20,000
Blue Sky fees and expenses (including counsel fees)	$5,000
Miscellaneous	$3,009
Total estimated costs of offering	$150,000

Item 26. Recent Sales of Unregistered Securities

In August 2003, we issued 4,719,633 shares of our common stock to our sixteen founders in consideration for a total of $270,813 and for services in connection with our formation and organization. These sixteen founders were Joseph Visconti, Alan Sosner, Ella Lee Neal Hart, Roxane West, Wesley Neal, Darin Shapiro, Michael Roger, David Roeder, David Willson, Brandy Stephenson, Ashley Sosner, J.C. Spradley, Gregg Lowenstein, Lance McCoy and Cameron Associates. This offering and sale of shares of our common stock qualified for exemption under Section 4(2) of the Securities Act of 1933 since the issuance by us did not involve a public offering. The offering was not a public offering as defined in Section 4(2) because the offer and sale was made to an insubstantial number of persons and because of the manner of the offering. This offering was done with no general solicitation or advertising by the Registrant. Each investor was an accredited investor and had an opportunity to ask questions of our management. In addition, these investors had the necessary investment intent as required by Section 4(2) since they agreed to, and received, share certificates bearing a legend stating that such shares are restricted. This restriction ensures that these shares will not be immediately redistributed into the market and therefore not be part of a public offering. This offering was done with no general solicitation or advertising by the Registrant. Based on an analysis of the above factors, the Registrant has met the requirements to qualify for exemption under Section 4(2) of the Securities Act of 1933 for this transaction.

In August 2004 through May 2005, we issued $320,000 in 6% Promissory Notes to fourteen investors. The Notes may be converted into ValueRich Common Stock at a ratio of 1:41,667 (each Note may convert into 41,667 shares of Common Stock per $25,000 principal amount, for a conversion price of $0.60 per share of Common Stock, the equivalent of a $7,200,000 pre-money valuation based on our capitalization as of June 1, 2004 at such time as our Common Stock begins to trade on any public stock exchange or at the purchasers request, whichever may occur first. Each Note holder shall also receive warrants to purchase 41,667 shares of ValueRich Common Stock per $25,000 principal amount invested at $0.80 per share for a period of twenty-four (24) months. This offering and sale of notes qualified for exemption under Section 4(2) of the Securities Act of 1933 since the issuance by us did not involve a public offering. This offering was done with no general solicitation or advertising by the Registrant. Each investor was an accredited investor and had an opportunity to ask questions of our management. The offering was not a public offering as defined in Section 4(2) because the offer and sale was made to an insubstantial number of persons and because of the manner of the offering. This offering was done with no general solicitation or advertising by the Registrant. In addition, these investors had the necessary investment intent as required by Section 4(2) since they agreed to, and received, share certificates bearing a legend stating that such shares are restricted. This restriction ensures that these shares will not be immediately redistributed into the market and therefore not be part of a public offering. Based on an analysis of the above factors, the Registrant has met the requirements to qualify for exemption under Section 4(2) of the Securities Act of 1933 for this transaction.

From November 2005 to April 2006, we issued 810,000 shares of our common stock to twenty-three investors in exchange for $1.1 million. This offering and sale of Common Stock qualified for exemption under Section 4(2) of the Securities Act of 1933 and Regulation D under the Securities Act of 1933 since the issuance by us did not involve a public offering and the requirements of Regulation D were met. This offering and sale of notes qualified for exemption under Section 4(2) of the Securities Act of 1933 since the issuance by us did not involve a public offering. This offering was done with no general solicitation or advertising by the Registrant. Each investor was an accredited investor and had an opportunity to ask questions of our management. The offering was not a public offering as defined in Section 4(2) because the offer and sale was made to an insubstantial number of persons and because of the manner of the offering. This offering was done with no general solicitation or advertising by the Registrant. In addition, these investors had the necessary investment intent as required by Section 4(2) since they agreed to, and received, share certificates bearing a legend stating that such shares are restricted. This restriction ensures that these shares will not be immediately redistributed into the market and therefore not be part of a public offering. Based on an analysis of the above factors, the Registrant has met the requirements to qualify for exemption under Section 4(2) of the Securities Act of 1933 for this transaction.

On June 6, 2005, we issued 27,333 shares of common stock for services at $.0025 per share to two investors. These investors were Alan Sosner and Wesley Neal. Mr. Sosner assisted with corporate planning and a private placement and Mr. Neal assisted in corporate planning. This offering and sale of notes qualified for exemption under Section 4(2) of the Securities Act of 1933 since the issuance by us did not involve a public offering. This offering was done with no general solicitation or advertising by the Registrant. Both investors were accredited investors and had an opportunity to ask questions of our management. The offering was not a public offering as defined in Section 4(2) because the offer and sale was made to an insubstantial number of persons and because of the manner of the offering. This offering was done with no general solicitation or advertising by the Registrant. In addition, these investors had the necessary investment intent as required by Section 4(2) since they agreed to, and received, share certificates bearing a legend stating that such shares are restricted. This restriction ensures that these shares will not be immediately redistributed into the market and therefore not be part of a public offering. Based on an analysis of the above factors, the Registrant has met the requirements to qualify for exemption under Section 4(2) of the Securities Act of 1933 for this transaction.

On June 15, 2005, we issued 145,000 shares of common stock at an assigned value of $.025 per share to five employees for services rendered on our behalf. These five employees were Brandy Stephensen, Ashley Sosner, JC Spradley, Greg Lowenstein, and Lance McCoy. Brandy Stephensen performed administrative services. Ashley Sosner was involved in sales, records and corporate development. JC Spradley received shares for his services as art director and graphic designer and Greg Lowenstein received his for his services as vice president of sales. Lance McCoy was involved in sales and advertising. This offering and sale of notes qualified for exemption under Section 4(2) of the Securities Act of 1933 since the issuance by us did not involve a public offering. This offering was done with no general solicitation or advertising by the Registrant. Each investor was an accredited investor and had an opportunity to ask questions of our management. The offering was not a public offering as defined in Section 4(2) because the offer and sale was made to an insubstantial number of persons and because of the manner of the offering. This offering was done with no general solicitation or advertising by the Registrant. In addition, these investors had the necessary investment intent as required by Section 4(2) since they agreed to, and received, share certificates bearing a legend stating that such shares are restricted. This restriction ensures that these shares will not be immediately redistributed into the market and therefore not be part of a public offering. Based on an analysis of the above factors, the Registrant has met the requirements to qualify for exemption under Section 4(2) of the Securities Act of 1933 for this transaction.

On August 10, 2005, we issued 50,000 shares of common stock for cash at $.01 per shares to Cameron Associates Founder for investor relations services performed on our behalf. This offering and sale of notes qualified for exemption under Section 4(2) of the Securities Act of 1933 since the issuance by us did not involve a public offering. This offering was done with no general solicitation or advertising by the Registrant. The investor was an accredited investor and had an opportunity to ask questions of our management. The offering was not a public offering as defined in Section 4(2) because the offer and sale was made to an insubstantial number of persons and because of the manner of the offering. This offering was done with no general solicitation or advertising by the Registrant. In addition, these investors had the necessary investment intent as required by Section 4(2) since they agreed to, and received, share certificates bearing a legend stating that such shares are restricted. This restriction ensures that these shares will not be immediately redistributed into the market and therefore not be part of a public offering. Based on an analysis of the above factors, the Registrant has met the requirements to qualify for exemption under Section 4(2) of the Securities Act of 1933 for this transaction.

On December 27, 2005, we issued 198,000 shares of common stock for cash at $.14 per share to four investors. The investors were Venture Investments & Capital, Lam Yoke Mei, Lap Keung Wong, and Jeffrey Benton. This offering and sale of notes qualified for exemption under Section 4(2) of the Securities Act of 1933 since the issuance by us did not involve a public offering. This offering was done with no general solicitation or advertising by the Registrant. Each investor was an accredited investor and had an opportunity to ask questions of our management. The offering was not a public offering as defined in Section 4(2) because the offer and sale was made to an insubstantial number of persons and because of the manner of the offering. This offering was done with no general solicitation or advertising by the Registrant. In addition, these investors had the necessary investment intent as required by Section 4(2) since they agreed to, and received, share certificates bearing a legend stating that such shares are restricted. This restriction ensures that these shares will not be immediately redistributed into the market and therefore not be part of a public offering. Based on an analysis of the above factors, the Registrant has met the requirements to qualify for exemption under Section 4(2) of the Securities Act of 1933 for this transaction.

During the first six months of 2006, we issued 1,235,068 shares of common stock to twenty-five investors in exchange for approximately $1.7 million. This offering and sale of Common Stock qualified for exemption under Section 4(2) of the Securities Act of 1933 and Regulation D under the Securities Act of 1933 since the issuance by us did not involve a public offering and the requirements of Regulation D were met. This offering and sale of notes qualified for exemption under Section 4(2) of the Securities Act of 1933 since the issuance by us did not involve a public offering. This offering was done with no general solicitation or advertising by the Registrant. Each investor was an accredited investor and had an opportunity to ask questions of our management. The offering was not a public offering as defined in Section 4(2) because the offer and sale was made to an insubstantial number of persons and because of the manner of the offering. This offering was done with no general solicitation or advertising by the Registrant. In addition, these investors had the necessary investment intent as required by Section 4(2) since they agreed to, and received, share certificates bearing a legend stating that such shares are restricted. This restriction ensures that these shares will not be immediately redistributed into the market and therefore not be part of a public offering. Based on an analysis of the above factors, the Registrant has met the requirements to qualify for exemption under Section 4(2) of the Securities Act of 1933 for this transaction.

On May 15, 2006, we issued 50,000 shares of common stock to Cheetah Limited for professional services rendered on our behalf in connection with establishing our brand in the Nordic regions. The value assigned to these shares was $1.40 per share. This offering and sale of notes qualified for exemption under Section 4(2) of the Securities Act of 1933 since the issuance by us did not involve a public offering. This offering was done with no general solicitation or advertising by the Registrant. The investor was an accredited investor and had an opportunity to ask questions of our management. The offering was not a public offering as defined in Section 4(2) because the offer and sale was made to an insubstantial number of persons and because of the manner of the offering. This offering was done with no general solicitation or advertising by the Registrant. In addition, these investors had the necessary investment intent as required by Section 4(2) since they agreed to, and received, share certificates bearing a legend stating that such shares are restricted. This restriction ensures that these shares will not be immediately redistributed into the market and therefore not be part of a public offering. Based on an analysis of the above factors, the Registrant has met the requirements to qualify for exemption under Section 4(2) of the Securities Act of 1933 for this transaction.

On June 16, 2006, we issued 50,000 shares of common stock to one of our founding investors, Doug Maxwell, which was previously owed to him in connection with his original investment for services in connection with our formation and organization. The value assigned to these shares was $1.40 per share.This offering and sale of shares of our common stock qualified for exemption under Section 4(2) of the Securities Act of 1933 since the issuance by us did not involve a public offering. The offering was not a public offering as defined in Section 4(2) because the offer and sale was made to an insubstantial number of persons and because of the manner of the offering. This offering was done with no general solicitation or advertising by the Registrant. The investor was an accredited investor and had an opportunity to ask questions of our management. In addition, these investors had the necessary investment intent as required by Section 4(2) since they agreed to, and received, share certificates bearing a legend stating that such shares are restricted. This restriction ensures that these shares will not be immediately redistributed into the market and therefore not be part of a public offering. This offering was done with no general solicitation or advertising by the Registrant. Based on an analysis of the above factors, the Registrant has met the requirements to qualify for exemption under Section 4(2) of the Securities Act of 1933 for this transaction.

Item 27. Exhibits

Exhibit No.	Title

1.01	Form of Underwriting Agreement (5)
3.01	Certificate of Incorporation (2)
3.02	Amendment to Certificate of Incorporation (2)
3.03	By-Laws (2)
4.01	Form of Common Stock Certificate (1)
4.02	Stock Option Plan (2)
4.03	Form of Incentive Stock Option Agreement (4)
4.04	Form of Non-Qualified Stock Option Agreement (4)
4.05	Form of Underwriter’s Warrant (5)
4.06	Form of Lock-up Agreement (5)
5.01	Opinion of Lehman & Eilen LLP regarding legality of the common stock (1)
10.01	Form of Financial Advisory and Investment Banking Agreement (4)
23.01	Consent of Chisholm, Bierwolf & Nilson, LLC (1)
23.02	Consent of Lehman & Eilen LLP (included in exhibit 5.01) (1)
23.03	Consent of John D. Lane (3)

——————

(1)

Filed herewith

(2)

Incorporated herein by reference to our Form SB-2 filed with the SEC on June 30, 2006.

(3)

Incorporated herein by reference to our Form SB-2 filed with the SEC on September 14, 2006.

(4)

Incorporated herein by reference to our Form SB-2 filed with the SEC on October 20, 2006.

(5)

Incorporated herein by reference to our Form SB-2 filed with the SEC on November 13, 2006.

Item 28. Undertakings

The undersigned registrant hereby undertakes that it will provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act”) may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Each prospectus filed pursuant to Rule 424(b) filed under the Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B of the Act or other than prospectuses filed in reliance on Rule 430A of the Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, in West Palm Beach, Florida, on January 3, 2007.

VALUERICH, INC.
By:	/s/ Joseph Visconti
Joseph Visconti
Chairman, President and Chief Executive Officer (Principal executive officer and principal financial officer)

In accordance with the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Date: January 3, 2007

By:	/s/ Joseph Visconti
Joseph Visconti
Chairman, President and Chief Executive Officer (Principal executive officer and principal financial officer)

By:	/s/ Michael J. Chalhub
Michael J. Chalhub Chief Financial Officer (Principal accounting officer)

By:	/s/ Michael Tsurumi
Michael Tsurumi Director

By:	/s/ Bruce Jordan
Bruce Jordan Director

EXHIBIT INDEX

Exhibit No.	Title

1.01	Form of Underwriting Agreement (5)
3.01	Certificate of Incorporation (2)
3.02	Amendment to Certificate of Incorporation (2)
3.03	By-Laws (2)
4.01	Form of Common Stock Certificate (1)
4.02	Stock Option Plan (2)
4.03	Form of Incentive Stock Option Agreement (4)
4.04	Form of Non-Qualified Stock Option Agreement (4)
4.05	Form of Underwriter’s Warrant (5)
4.06	Form of Lock-up Agreement (5)
5.01	Opinion of Lehman & Eilen LLP regarding legality of the common stock (1)
10.01	Form of Financial Advisory and Investment Banking Agreement (4)
23.01	Consent of Chisholm, Bierwolf & Nilson, LLC (1)
23.02	Consent of Lehman & Eilen LLP (included in exhibit 5.01) (1)
23.03	Consent of John D. Lane (3)

——————

(1)

Filed herewith

(2)

Incorporated herein by reference to our Form SB-2 filed with the SEC on June 30, 2006.

(3)

Incorporated herein by reference to our Form SB-2 filed with the SEC on September 14, 2006.

(4)

Incorporated herein by reference to our Form SB-2 filed with the SEC on October 20, 2006.

(5)

Incorporated herein by reference to our Form SB-2 filed with the SEC on November 13, 2006.